# the female health company
## 2010 annual report



## working for the protection of women worldwide



# Financial Highlights

## Net Revenues
In thousands



2010 $ 22,222
2009 $ 27,543
2008 $ 25,634
2007 $ 19,320
2006 $ 14,824


## Net Income
In thousands



2010 $ 6,737
2009 $ 6,535
2008 $ 4,967
2007 $ 1,694
2006 $ 282


## Unit Sales
In thousands



2010 38,919
2009 40,193
2008 34,740
2007 25,900
2006 19,619


| | 2010 | 2009 | 2008 |
|---|---|---|---|
| Net Revenues | $ 22,222 | $ 27,543 | $ 25,634 |
| Net Income | 6,737 | 6,535 | 4,967 |
| Net Income per Common Share - Diluted | 0.24 | 0.24 | 0.18 |
| Selling, General and Administrative Expenses | 6,425 | 7,006 | 7,038 |
| Weighted Average Common Shares Outstanding - Diluted | 28,545 | 27,807 | 27,983 |
| Preferred Shares Outstanding | — | — | 308 |

Years Ended September 30

In thousands, except per-share data

## Contents

## 2010 Letter to Shareholders

a message from O.B. Parrish, Chairman and CEO, The Female Health Company



# Worldwide protection

FC2 is an empowering tool to improve women's lives worldwide. Shareholders can take heart in knowing that the advancement of FC2 helps to improve access to a method that supports women's sexual and reproductive health, and simultaneously reduces the cost of protection. We are happy to share our FY10 successes – both in terms of financial and social benefits – with our shareholders, who understand how FHC is helping create a healthier world.


FC2
FEMALE
CONDOM

# 2010 Letter to Shareholders

## An improved product in the service of women and families worldwide

The Female Health Company (FHC) marked the successful transition to the second-generation unit, FC2 Female Condom (FC2), in fiscal year 2010. As a result, a unique and effective form of protection for women against HIV/AIDS and other sexually transmitted infections is increasingly available worldwide. Our latest advance is also more affordable due to the change in material and FC2 manufacturing processes that were years in the making.

About six years ago, FHC initiated a major project: to develop a less-costly product that maintains the same design and efficacy. The second-generation project required product material selection, creating a manufacturing process and conducting clinical studies.

In the intervening years, we applied for and secured approval from the U.S. Food and Drug Administration (FDA) and gained clearance from the World Health Organization (WHO) for purchases of FC2 by United Nations (UN) agencies. We also established a new manufacturing location in Malaysia.

We successfully completed the transition from FC1 to FC2 at a cost less than originally estimated. Due to the advances of the second-generation product, FC2 is being sold at a price approximately 30 percent less than FC1. Our new product is now being manufactured faster and at less cost per unit. Production of FC1 was discontinued early in FY10 without incident, and all FC2 production takes place in Asia.

Including FY10 payments of $4.1 million in dividends and $3.6 million in one-time restructuring costs for the transition to FC2, FHC ended the fiscal year with slightly more cash than at the beginning, no debt and $2 million in unused credit lines.

## Now in 114 countries

In 2010 FC2 was distributed to 114 countries, reflecting growing use in programs worldwide to prevent the spread of human immunodeficiency virus (HIV) and development of acquired immunodeficiency syndrome (AIDS).

According to WHO, HIV/AIDS remains the leading cause of death worldwide among women 15-44 years of age. Almost 51 percent of all new adult cases of HIV and AIDS occur among women. The most common form of transmission worldwide is heterosexual sex.

## All major patents issued

Patents for FC2 have been granted previously by Europe, Canada, Australia, South Africa and Japan. On June 1, 2010, the U.S. Patent Office issued patent number U.S. 7,726,316 B1 for our second-generation product. In addition, the People's Republic of China, Spain, Greece and Turkey also issued patents for FC2 in 2010. Patents are pending in other countries.

## City-specific programs in the United States

Working with city departments of health and public health advocates, FHC announced a FC2 introduction program in major cities where HIV/AIDS and sexually transmitted infection (STI) rates are high. The program emphasizes community outreach and training. While male condoms are highly familiar to most adults, FC2 is different in design and women benefit from training.

Our U.S. introduction of FC2 targets areas where the need for protection against STIs is greatest. We have conducted announcement programs in New York City, Atlanta, Washington, D.C., and Chicago. It is estimated that FC2 is now available in 292 locations in New York City as a part of its HIV/AIDS prevention programs. Plans are under way in 2011 for additional cities, such as San Francisco and Houston.

As a result of our U.S. city programs, particularly in Washington, D.C., FHC received positive publicity from national media, including CBS News, *Newsweek*, National Public Radio, *USA Today* and AOL News, as well as local media.

## Quarterly variations due to timing of large orders

In earnings releases and submissions to the Securities and Exchange Commission (SEC), FHC has routinely announced that significant quarter-to-quarter variations could occur in operating results due to the timing, receipt and shipping schedule of large orders. Our third-quarter and FY10 results were impacted by delayed receipt of two significant product orders.

At that time, the Company indicated the orders were unlikely to be received until FY11 and that the fourth quarter would be normal but not make up for the third quarter. In the fourth quarter, FHC posted record quarterly unit sales, gross margin and operating earnings. Quarterly operating earnings, in fact, exceeded $3 million for the first time, and the gross margin increased to 59 percent of net revenues vs. 48.5 percent for the prior-year quarter.

Results for the year, while impacted by the third quarter, were solid and the Company remains financially strong.

Net revenues for FY10 were down 17 percent, primarily due to the production shift to virtually 100 percent lower-priced FC2 vs. in FY09, when 49 percent of unit sales were of the higher-priced FC1. It is important to note that gross margin in FY10 was 58.1 percent of sales vs. 49.1 percent for the prior fiscal year.

## Initiating a cash dividend program

The Company initiated a quarterly cash dividend program in January 2010, thereby enabling shareholders to participate directly in the success of FHC. The first dividend was paid mid-February to stockholders of record as of Jan. 29, 2010. At the time it was announced, our initial dividend provided an annualized yield of roughly 4 percent.

FHC recorded a tax benefit of $2.5 million based on our financial results and outlook. The Company has $34.5 million in U.S. federal and $69 million in U.K. tax-loss carry-forwards available for use as tax benefits in the future.

Based on SEC regulation, FHC became an accelerated filer in FY10. Thus, for the first time, independent auditors offered an opinion on the effectiveness of our internal controls as a part of the FY10 audit. The auditors deemed FHC internal controls to be effective in all material respects; no material weaknesses were identified.

Based on the increasing importance of female condoms in the battle against STIs, particularly HIV/AIDS, FHC leadership believes the long-term outlook for the Company is very positive. However, we continue to note the possibility of significant quarter-to-quarter variations in results. A copy of the audit report appears on page 23 of this report.

With FC2, the Company is improving access to a method that supports women's sexual and reproductive health, and also reduces the cost of protection. In this year's annual report, FHC is pleased to tell the story of how FHC is working for the protection of women worldwide.

O.B. Parrish
Chairman and Chief Executive Officer
The Female Health Company

## Important to remember:

FC2 is the only female-initiated HIV/AIDS prevention product approved by the FDA and cleared by WHO for purchase by UN agencies.

As a result, FC2 plays a vital role in helping protect the health of women and, through prevention of HIV infections and AIDS, helps to save lives.

# Lean and efficient production makes for greater affordability.

Quality assurance plays an important role in Malaysia operations, where annual production capacity exceeds 85 million FC2 units.



fc2


AFTER LEAK TEST

# The power of prevention

## Glimmers of hope, but much work remains

Years of research and prevention campaigns are producing rays of hope, but HIV/AIDS remains the leading cause of death worldwide among women 15-44 years of age, according to the World Health Organization (WHO).

Almost 51 percent of all new adult cases of HIV and AIDS occur among women. According to the U.S. Centers for Disease Control, "If new HIV infections continue at their current rate worldwide, women with HIV may soon outnumber men with HIV."[1]

As a result, the FC2 Female Condom is a vital tool in the prevention arsenal. FC2 is the only female-initiated HIV/AIDS prevention product approved by the U.S. Food and Drug Administration and cleared by WHO for purchase by UN agencies. It provides dual protection against unintended pregnancies and a wide range of sexually transmitted infections (STIs).

### People starting to reduce their risks

Just prior to the International AIDS Conference, the United Nations released figures showing that HIV prevalence declined among young people in 15 of the world's worst affected countries. That's good news, and UNAIDS attributes the declines to prevention campaigns. "In most of the countries where research was carried out, young people were waiting longer before they first had sex and were having fewer sexual partners. The use of condoms had also increased."[2]

According to UNAIDS, the 2.6 million new infections in 2009 are one-fifth less than the number in 1999. The number of AIDS-related deaths has declined from a peak of 2.1 million in 2004 to 1.8 million a year. Despite recent declines, the problem remains huge. Sadly, people are still becoming infected at alarming rates and there are more people having trouble paying for high-cost HIV and AIDS treatments.

South Africa remains the nation with the world's largest number of people, 6 million, with HIV. "Nearly every third pregnant woman is infected, and more than 1 million children have been orphaned."[3] Given the extent of the pandemic, FHC produced 3.5 million FC2 to be distributed at 2010 World Cup events held in June and July at stadiums across South Africa. The FC2 Female Condom will continue to play an important role in South African prevention programs.

### Calls for more funding of programs for women

The Global Coalition on Women and AIDS, a UNAIDS initiative, has been calling for more money in AIDS programs that work for women, including closing the funding gap for female condoms and microbicides development. If the focus on prevention fades, the size of the HIV/AIDS pandemic could begin increasing once again.

Women need options to increase protected sex acts and decrease the transmission of STIs and unintended pregnancy. More than 16 years of studies have shown that FHC's female condom is an effective barrier against many common STIs, including HIV. One published report estimated that correct and consistent use of the FC Female Condom for one year with an HIV-positive partner could reduce a woman's risk of acquiring HIV by 90 percent.

Prevention is cost-effective when compared to HIV treatment. As older medications lose effectiveness against a continually evolving virus, new treatment regimens can cost upwards of $20,000 per individual each year.

French virologist Françoise Barré-Sinoussi and South African Archbishop Desmond Tutu, on behalf of the UNAIDS commission on HIV prevention, recently called on world leaders to accelerate the decline in new HIV infections and spark a prevention revolution.[4]

[1] CDC statistics found at www.cdc.gov/hiv/topics/women.
[2] Boseley, Sarah. "Young people take charge as HIV rates decline," *Mail & Guardian*, July 19, 2010.
[3] "Drug abuse complicates South Africa's Aids battle," *Mail & Guardian*, Dec. 1, 2010.
[4] "World Aids Day: Keeping it on the agenda all year round," Dec. 1, 2010, *Poverty Matters Weblog*, www.guardian.co.uk.



# Lean and efficient production makes for greater affordability.

Quality assurance plays an important role in Malaysia operations, where annual production capacity exceeds 85 million FC2 units.


AFTER LEAK
TEST

# FC2 production centered in Asia

## With the transition from FC1 to FC2 complete, all FHC production is now taking place in Asia.

FC2 was designed to reduce cost and thereby increase access to FHC's female condom to women. Compared to FC1, FC2 is sold for approximately 30 percent less due to an innovative production process and lower labor costs. Higher-volume production runs are capable of further reductions in manufacturing cost due to economies of scale.

Manufacturing capacity in Asia exceeds 85 million FC2 units annually:

- The facility just outside Kuala Lumpur, Malaysia, runs for approximately 12 hours per day. Each of the 10 production lines is capable of producing approximately 8 million FC2 female condoms annually. The new Malaysian Production and Quality Assurance staff has shown remarkable teamwork and skill in scaling up this process under the guidance of the U.K. technical team and the watchful eye of FHC Malaysia General Manager Suren Balakrishnan.
- FHC also manufactures FC2 units with FHC's exclusive distribution partner in India, Hindustan Lifecare Limited.

Since FHC began, the company has manufactured more than 250 million FC1 and FC2 units in the United Kingdom,[1] Malaysia and India, with FC2 already accounting for 80 million of this total.

Made of a nitrile polymer, FC2 is formed by dipping, in contrast to the first-generation device (FC1), which was made by welding together multiple components of polyurethane. The FC2 process is simpler and more suited to high-volume manufacturing techniques.

FC2 has the same design and instructions for use as FC1. The material has been changed to improve affordability and acceptability, while maintaining the same high quality, safety and effectiveness as FC1.

FC2 has been awarded patents in the United States and other significant markets; elements of the design and the manufacturing process are covered in the patents.

The largest purchaser of FHC products has been the U.S. Agency for International Development.[2] USAID purchases FC2 for HIV/AIDS prevention programs supported by the agency in developing countries worldwide. A contract for the supply of 12 million FC2 Female Condoms was increased in FY10 to up to 24 million units, for execution within FY11, with rights to further increase at the discretion of the program's leaders.



100 percent electrostatic hole detection being carried out at the production facility in India.

[1] FC manufacturing operations in the U.K. were gradually diminished as a growing number of regulatory agencies worldwide approved FC2.
[2] The USAID | Deliver program, implemented by John Snow, Inc.

## All aboard

FHC helped to train peer educators, who conducted hundreds of education sessions with potential FC2 users. The "DC's Doin' It" campaign included posters on more than 450 Metro buses.


DC's Doin' It!
Metro Extra
Get turned on to it.
www.DCDoinIt.com
FC2 FEMALE CONDOM
The female condom with pleasure points for her and him - to tease, please and protect.
Go on, give it a try.
DC's Doin' It!
CVS/pharmacy

AP Photo

# From coast to coast

## City-by-city, FC2 expands across the United States

After the U.S. Food and Drug Administration (FDA) approved FC2, FHC initiated a program to reintroduce its female condom in major cities across the United States. Details of the U.S. city programs vary, but there are many common elements.

"Each FC2 city announcement program is unique because each city has its own unique characteristics in terms of communities served and the focus on prevention," Mary Ann Leeper, FHC senior strategic adviser, explained. "Each city has its own personality, and FHC may play a prominent role in planning the strategy and outreach programs, or act as consulting participants in planning discussions. However, there is consistency among cities in terms of the focus on training and education, public relations aspects and sharing of program materials."

### Washington, D.C.

One of the most comprehensive FC2 announcement programs took place in Washington, D.C. In the introductory phase, which started in March 2010, the D.C. Department of Health began its community outreach and training programs. The Washington AIDS Partnership has been heading the effort, with strong support from five affiliated organizations: Community Education Group, Calvary Healthcare, Our Place, DC, Planned Parenthood of Metropolitan Washington and The Women's Collective. Thought went into forming appealing messages to grab the attention of D.C. women and their partners at risk of HIV infection, to consider FC2 as an option for practicing safer sex.

Results from focus groups indicated that adults, ranging in age from 20 to 60, would be more receptive to messages highlighting pleasure, intimacy and women's empowerment. Consequently, in the second phase of the program, the "DC Doin' It!" campaign hit the streets of D.C., with promotions on more than 450 Metro buses, along with the distribution of posters and brochures to a long list of community partners. To promote grassroots marketing, FHC helped train peer educators (*see article on Charlene Cotton on page 10*), who conducted hundreds of education sessions with potential FC2 users.


Satisfaction
Satisfaction
Happiness
Satisfaction

The *www.DCDoinIt.com* site serves as an ongoing resource, including city maps to locate more than 30 organizations and businesses distributing FC2. The website also includes links to affiliated organizations and promotional sites, including *Happiness and Satisfaction: The Female Condom Fan Page* on Facebook.

The D.C. launch is especially important because, as *Newsweek* pointed out on March 10, 2010, HIV is cited as a "leading cause of death for African-American women, and women in poor areas of the District are at an especially high risk." *The Washington Post* reported on March 15, 2009, that "at least 3 percent of District residents have HIV or AIDS, a total that far surpasses the 1 percent threshold that constitutes a 'generalized and severe' epidemic." According to the Kaiser Family Foundation, D.C. has the highest AIDS diagnosis rate in the country for African-Americans.

### San Francisco

A similar program is in development in San Francisco and is scheduled to be launched in February 2011. As in D.C., the city department of health is joining hands with FHC and outreach organizations to help residents understand the risks, how FC2 can help and how to use it.

As a prelude to the February 2011 program, FHC worked with the San Francisco Department of Public Health on a citywide training opportunity in late July. Two sessions, one in the morning and one in the afternoon, trained local representatives from San Francisco agencies to act as experts on FC2 use. These experts are now training a broad list of counselors on its use. The health department is working with about 20 community organizations and has launched the *www.fc2sf.org* website.

# On the streets of D.C.

## Charlene Cotton, a dyed-in-the wool, safe sex trainer

Rebecca Kizaric, FHC's training manager, participates in organizing community outreach efforts for city launches through her FC2 training programs. She frequently works with counselors and outreach educators in municipal health departments to discuss how to talk about safer sex, FC2 use and how to effectively answer questions that arise during counseling sessions.

She has conducted training in cities such as Atlanta, San Francisco and Washington, D.C. "The way FC2 is presented is essential to its acceptance," says Kizaric. "After the train-the-trainer session is over, the people we train carry on the message about FC2 into their communities."

In Washington, D.C., representatives from several community-based organizations were invited to learn more about FC2. One of the people invited was Charlene Cotton, who has been working for five years for The Women's Collective, a nonprofit health organization for women who are HIV-positive. Kizaric remembers Cotton being skeptical about FC2 early in training, but Cotton has since become an enthusiastic supporter. So much so, in fact, that she demonstrates the product on the street in front of The Women's Collective office, catching the attention of passers-by.

Cotton's initial skepticism faded after feeling the difference between FC1 and FC2. "The new material [nitrile] is very female-friendly," she says. "It's hard to describe – you have to handle it. In my demonstrations, I ask women to handle it. The shape of the condom adheres to the female contours, and the material conducts the natural warmth of the female body."

Her typical demonstration takes between 10 and 15 minutes, and Cotton conducts demos at health fairs, for community-based organization events, and sometimes talks about condom usage on District bus routes, such as the W4. A "people person" with street sense, she describes herself as "a pretty good judge of character. I know who to talk to and who not to talk to."

Although she primarily reaches out to women, she has also done several demonstrations for men. "Men are always interested," she says. "It's part of foreplay. It's a sexy product, and a safe one. Safer sex is the best thing because, today in D.C., you have to be safe," she says.

She tells women, "Once you learn to use it, you feel more comfortable with yourself because it empowers you to take control into your own hands."



Cotton demonstrates FC2 in front of The Women's Collective office, catching the attention of passers-by. (AP photo)

## Activities in additional U.S. cities

FHC began planning the FC2 city-by-city introduction strategy after the FDA approved the second-generation FC2 for use in the United States. A brief review of activities in other U.S. cities follows:

**New York City:** For several years New York City has been FHC's largest municipal purchaser in the United States. FHC worked with the New York City Health Department to put together a meeting in November 2009, with the objective of helping the NYC program make the transition from FC1 to FC2. Representatives from nearly 200 community organizations participated in training and asked questions about the differences between FC1 and FC2 and other aspects of interest. A NYC website (*www.nyc.gov/html/doh/html/condoms/condoms-where.shtml*) includes a list where individuals can pick up FC2 at more than 60 locations in NYC's five boroughs.

**Chicago:** The AIDS Foundation Chicago organized planning and training for the city's FC2 Female Condom campaign. About two-dozen outreach organizations were involved, with a strong focus on prevention for women and men. The *www.ringonit.org* website includes a list of about 40 organizations supplying Female Condoms. Training materials available on the website include "The 411 on FCs" and "Tips for Providers: Helping Your Clients Use FCs."

**Atlanta:** A broad coalition of reproductive health advocates gathered in October 2009 and called for increased funding for HIV prevention. Mary Ann Leeper, FHC senior strategic adviser, discussed the need for woman-initiated prevention at a meeting of the Southeastern Urban Initiative for Reproductive Health. FHC trainers detailed how to use FC2 in a special training session as part of the meeting, attended by representatives of about 150 organizations.

**Houston:** FHC has begun planning work with Department of Health representatives from the city, county and state–along with public advocacy agencies such as Planned Parenthood and AIDS Foundation Houston–to introduce FC2 in March 2011.

After San Francisco and Houston, FHC will continue to target additional U.S. cities into calendar year 2011 and beyond. A separate website–accessible at *www.fc2femalecondom.com* or *www.fc2.us.com* – provides more information for those interested in learning about the U.S. launch of FC2.


get some
NYC
CONDOM
NYC
Health


Chicago
female
condom campaign
put a ring on it
The 411 on Female Condoms

## The risks women face

**According to the Centers for Disease Control (CDC), more than 1 million people in the United States are living with HIV. Of those people with the virus, 21 percent, or more than one in five, are unaware of their infection.**

**The number of U.S. women living with HIV has tripled in the past two decades. Heterosexual intercourse accounts for 70 percent of HIV diagnoses among women, according to the CDC. "A woman is twice as likely as a man to get HIV infection during vaginal sex," according to the CDC, "because the lining of the vagina provides a large area of potential exposure to HIV-infected semen."**

**Women of color are at higher risk in the United States, according to CDC statistics for 2006*. HIV infection ranks as:**

- **Third-leading cause of death for black women, ages 35–44 years.**
- **Fourth-leading cause of death for black women, ages 25–34 years.**
- **Fourth-leading cause of death for Hispanic women, ages 35–44 years.**

**In addition to serious AIDS risks, the estimated number of people living in the United States with a viral sexually transmitted infection (STI) exceeds 65 million, with 19 million new cases each year – the highest rate in the industrialized world. STIs include chlamydia, gonorrhea, syphilis, herpes and human papillomavirus, or HPV.**

* The most recent year of vital-statistics reporting: www.cdc.gov/nchs/nvss/mortality_tables.htm

# Global coverage

## FC2 now available in 114 countries

FHC works with United Nations agencies, such as the United Nations Population Fund (UNFPA), and with many nongovernmental and community-based organizations (NGOs, CBOs) throughout the world.


Canada
United States
Jamaica
Dom. Rep.
Belize
Haiti
Guatemala
Honduras
Caribbean
El Salvador
Costa Rica
Panama
Venezuela
Guyana
Colombia
Suriname
Ecuador
Brazil
Peru
Bolivia
Paraguay
Argentina
United Kingdom
Portugal
Spain
France
Morocco
Cape Verde
Mauritania
Mali
Senegal
Gambia
Guinea-Bissau
Guinea
Burkina Faso
Benin
Sierra Leone
Liberia
Cote d'Ivoire
Togo
Ghana
Equatorial Guinea
Sao Tome & Principe

**International AIDS Conference in Vienna** - SUPPORT promoted FC2 at a booth throughout the conference (*see article on page 4*), facilitated a workshop on FC2 promotion, and partnered with many NGOs to promote FC2 in their sessions and stands.

**United States** - FC2 launches included **New York City**, **Chicago** and **Washington, D.C.** (*see articles and photos starting on page 8*).

**Sierra Leone** - SUPPORT provided training on FC2 to government health staff and NGOs.

**Brazil** - SUPPORT worked to advocate for FC2 supplies with partners in the VIII Brazilian STI/HIV/AIDS Prevention Congress.

**Rwanda** - The government plans to increase usage of male and female condoms.

**South Africa** - UNFPA provided 3.5 million FC2 for the 2010 World Cup. SUPPORT assists with training and distribution of FC2 to the provinces, and continues to provide training to service providers at government health facilities.

### Key

- FC2 available in public sector
- FC2 available in public sector and commercially
- FC2 manufacturing locations

# Working together to spread the word

The FHC global SUPPORT group in FY10 joined forces with representatives from a large number of organizations to spread the word about FC2 and prevention. For example, SUPPORT has provided technical assistance on programs for Young Women's Christian Association (YWCA) organizations, including facilitation of regional training sessions around the world.




Finland
Czech Rep.
Hungary
Serbia
Macedonia
Turkey
Cyprus
Egypt
Uzbekistan
Kyrgyzstan
Mongolia
China
Iran
Pakistan
Nepal
Bhutan
Bangladesh
India
Myanmar
Saudi Arabia
Chad
Sudan
Eritrea
Djibouti
Ethiopia
Thailand
Vietnam
Cambodia
Philippines
Sri Lanka
Uganda
Kenya
Rwanda
Burundi
Dem. Rep. of Congo
Tanzania
Malawi
Zambia
Zimbabwe
Botswana
Mozambique
South Africa
Mauritius
Indonesia
Papua New Guinea
East Timor
Australia

**India** - SUPPORT has continued to work with the National AIDS Control Organization (NACO) of India to evaluate and document the government distribution program for female condoms in four states in preparation for future expansion.

**Egypt** - SUPPORT provided training to NGOs on condom use and integration into reproductive health programs.

**Malaysia** - FHC's primary manufacturing site is located close to Kuala Lumpur (in the state of Selangor).

**Ethiopia** - SUPPORT led sessions with government and partners at the Sexual and Reproductive Health Conference in Addis Ababa.

**Australia** - FHC participated in the YWCA's "Our Rights, Our Bodies: Young Women Leading Change in Asia Pacific," held in **Melbourne** in November 2010.

**Kenya** - SUPPORT provided technical assistance for inclusion of FC2 in national condom policy and strategy, and successful inclusion of FC2 in a Global Fund proposal.

**Zambia** - SUPPORT provided technical assistance for inclusion of FC2 in a Global Fund application.

**Botswana** - SUPPORT provided training on FC2 promotion and use.

**Indonesia** - SUPPORT provided educational materials on FC2 to the national government workshop and brokered an agreement between government and UNFPA to supply FC2 (1 million per year) through 2014.

# FC2 making headlines

FHC's Female Condom received positive media coverage from U.S. media outlets – including CBS News, *Newsweek*, National Public Radio, *USA Today* and AOL News – as well as local media, including NBC-TV News Washington, *Chicago Tribune* and *Washington City Paper* in FY10 .

Some of the headlines:

***USA Today***: "Female Condom Empowers Women to Save Themselves," April 22, 2010, commentary by Yolanda Young: "Women are more vulnerable to contracting sexually transmitted diseases than men, medical research shows. Still, most public funding and marketing efforts have focused only on the male condom."

**National Public Radio**: "Female Condom Reintroduced as Tool to Fight AIDS," March 22, 2010. "The product has been updated since it was first introduced two decades ago. The version on the market now has a softer material, which warms up immediately."

***Chicago Tribune***: "New Female Condom Adds to Anti-AIDS Arsenal," March 14, 2010: "We see the introduction of this new female condom as a way to inform women about taking their health into their own hands," said [Zoe] Lehman, a University of Chicago graduate who has worked with HIV/AIDS infected women in Africa."

**Cable Network News**: March 13, 2010. CNN reports on a first-of-its-kind effort to give out female condoms as a way to protect women from AIDS.

***Newsweek***: "A Better Female Condom," March 10, 2010. "The underutilized contraceptive is making a big comeback thanks to a major grant."

***New York* magazine**: "George Soros Thinks This Could Be the Year the Female Condom Takes Off," Nov. 3, 2010: "Soros Fund Management has amassed a 5.1 percent stake in the Female Health Co., manufacturer of the FC2 Female Condom."

***Vancouver Sun***: "It Works, But Female Condom Neglected in Anti-AIDS Battle." July 23, 2010. "VIENNA – Campaigners on Tuesday lamented the fact that the female condom, just as effective as its male equivalent, has failed to gain the profile it deserves in the fight against AIDS."

**CBS News**: "Once Upon a Condom," Feb. 11, 2010, Dr. Jon LaPook: "All around the world, there's such violence against women, especially when it comes to sex. ...I personally think there has to be a lot more research on the female condom."

In addition, reports were published in media for targeted demographic segments, such as university newspapers and publications targeted to women and HIV-positive individuals. YouTube videos and Facebook-page mentions have also heightened awareness of FC2.

# Financial Review

## "Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995

The statements in this report which are not historical fact are "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements in this report relate to expected results for the year ending September 30, 2011. These statements are based upon the Company's current plans and strategies, and reflect the Company's current assessment of the risks and uncertainties related to its business, and are made as of the date of this report. The Company assumes no obligation to update any forward-looking statements contained in this report as a result of new information or future events, developments or circumstances. Such forward-looking statements are inherently subject to known and unknown risks and uncertainties. The Company's actual results and future developments could differ materially from the results or developments expressed in, or implied by, these forward-looking statements. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, but are not limited to, the following: product demand and market acceptance; competition in the Company's markets and the risk of new competitors and new competitive product introductions; the Company's reliance on its international partners in the consumer sector and on the level of spending on the Female Condom by country governments, global donors and other public health organizations in the global public sector; the economic and business environment and the impact of government pressures; risks involved in doing business on an international level, including currency risks, regulatory requirements, political risks, export restrictions and other trade barriers; the Company's production capacity, efficiency and supply constraints; and other risks detailed in the Company's press releases, shareholder communications and Securities and Exchange Commission filings, including the Company's Form 10-K for the fiscal year ended September 30, 2010. Actual events affecting the Company and the impact of such events on the Company's operations may vary from those currently anticipated.

## Overview

The Female Health Company ("FHC" or the "Company") manufactures, markets and sells the FC2 Female Condom. FC2 is the only currently available product under a woman's control and approved by the U.S. Food and Drug Administration (FDA) that provides dual protection against unintended pregnancy and sexually transmitted infections ("STIs"), including HIV/AIDS. In October 2009, the Company completed the transition from its first generation product, FC1, to its second generation product, FC2, and production of FC1 ceased. Although FC1 production has ceased, the Company retains its ownership of certain worldwide rights to FC1, as well as various patents, regulatory approvals and other intellectual property related to FC1.

During 2003, the Company began development of its second generation Female Condom, FC2, which was completed in 2005. In August 2006, after a stringent technical review, the World Health Organization (WHO) cleared FC2 for purchase by U.N. agencies. The first substantial sales of FC2 occurred in fiscal 2007. FC2 received FDA approval as a Class III medical device on March 10, 2009, and became available in the United States in August 2009. In addition to FDA approval, the FC2 Female Condom has been approved by other regulatory agencies, including the European Union, India, and Brazil. From its introduction in 2007 through September 30, 2010, nearly 80 million FC2 Female Condoms have been distributed in 114 countries. The last shipments of FC1 were produced and sold in October 2009, and since that date all units sold have been FC2.

In late November 2010, the Brazilian government issued a tender offer for the purchase of 10 million Female Condoms with bid submission due December 1, 2010. The Company submitted a timely bid for 10 million FC2 Female Condoms.

**Revenues.** Most of the Company's revenues have been derived from sales of the FC Female Condoms (FC1 and FC2), and are recognized upon shipment of the product to its customers. Since fiscal 2008, revenue is also being derived from licensing its intellectual property to its exclusive distributor in India, Hindustan Lifecare Limited ("HLL"). HLL is authorized to manufacture FC2 at HLL's facility in Kochi, India, for sale in India. HLL is the Company's exclusive distributor in India and the Company receives a royalty based on the number of units sold by HLL in India. Such revenue appears as royalties on the Audited Consolidated Statements of Income for the years ended September 30, 2010 and 2009, and is recognized in the period in which the sale is made by HLL.

The Company's strategy is to develop a global market and distribution network for its product by maintaining relationships with public health sector groups and completing partnership arrangements with companies with the necessary marketing and financial resources and local market expertise.

The Company's customers are primarily large international agencies and government health agencies which purchase and distribute the FC2 Female Condom for use in HIV/AIDS prevention programs. The Company offers uniform, volume-based pricing to such agencies, rather than entering into long-term supply agreements. In fiscal 2010, significant customers were the United Nations Population Fund (UNFPA) (37 percent of unit sales) and John Snow, Inc., facilitator of USAID I DELIVER project (33 percent of unit sales). In fiscal 2009, significant customers were John Snow, Inc., facilitator of USAID I DELIVER project (34 percent of unit sales), and UNFPA (25 percent of unit sales).

Occasionally, significant quarter-to-quarter variations may occur due to the timing and shipment of large orders, not from any fundamental change in the Company's business. Because the Company manufactures FC2 in a leased facility located in Malaysia, a portion of the Company's operating costs are denominated in foreign currencies. While a material portion of the Company's future sales are likely to be in foreign markets, all sales are denominated in U.S. dollars. In July 2009, the Company contributed capital to a subsidiary to reduce its exposure to future currency gains or losses between the entities. Effective October 1, 2009, the Company's U.K. and Malaysia subsidiaries adopted the U.S. dollar as their functional currency, further reducing the Company's foreign currency risk.

While our second generation product, FC2, generally is sold at a lower price per unit than FC1 was sold, FC2 is less costly to produce than was FC1. As a result, sales of FC2 have a higher gross margin than those of FC1. Changes in the sales mix of FC2 as compared to FC1 have affected both net revenues and gross profit.

**Expenses.** The Company previously manufactured FC1 at a facility located in the United Kingdom and manufactures FC2 at its facility located in Selangor D.E., Malaysia. The Company's cost of sales consists primarily of direct material costs, direct labor costs and indirect production and distribution costs. Direct material costs include raw materials used to make the Female Condom, principally polyurethane for FC1 and a nitrile polymer for FC2. Indirect product costs include logistics, quality control and maintenance expenses, as well as costs for helium, nitrogen, electricity and other utilities. All of the key components for the manufacture of the FC2 Female Condom are essentially available from either multiple sources or multiple locations within a source.

On August 5, 2009, the Company announced to its U.K. employees that the Company was evaluating the future of its U.K. facility following the decision of two of its largest customers to switch their purchases from the first generation product, FC1, manufactured in the U.K. facility, to the second generation product, FC2, which is manufactured in Malaysia. As is required by British labor law, the Company went through an evaluation process, working in tandem with employee representatives, in which various manufacturing alternatives were considered. As the Company was unable to identify a satisfactory alternative, the facility's manufacturing operations ceased in October 2009. In fiscal 2009, the Company incurred a one-time charge of approximately $1.5 million for restructuring costs, including redundancy payments to terminated employees and associated expenses related to the cessation of FC1 manufacturing at its U.K. facility. The evaluation process, which began on August 5, 2009, concluded late in November 2009, when employees received their redundancy payments. The cash portion of the restructuring costs was funded internally. In fiscal 2010, the Company incurred a one-time charge of $1.9 million for restructuring expenses related to exiting the lease of its former U.K. manufacturing facility.

**Operating Highlights.** The Company's net revenues have been reduced by the transition to FC2, which is sold at a price approximately 30 percent lower than FC1. The Company had net revenues of $22,221,955 in the fiscal year ended September 30, 2010, compared to $27,543,341 in the fiscal year ended September 30, 2009. The Company's fiscal 2010 unit sales were 3 percent lower than fiscal 2009 due to low third-quarter sales volume resulting from delays in receipt of two large orders. FC2 comprised about 98 percent of unit sales in fiscal 2010 compared to 51 percent in fiscal 2009. The shift in product mix positively impacted gross margin, which increased to 58 percent in fiscal 2010, from 49 percent in fiscal 2009. The average sales price of FC2 decreased 4 percent from fiscal 2009 to fiscal 2010.

The Company generated cash flow from operations of $3,991,855 for fiscal 2010, compared to $5,747,114 for fiscal 2009. This included restructuring payments of $3.6 million and $0.3 million in fiscal 2010 and fiscal 2009, respectively.

The Company had net income attributable to common stockholders of $6,737,078, or $0.24 per diluted share, in fiscal 2010 compared to net income attributable to common stockholders of $6,455,662, or $0.24 per diluted share, in fiscal 2009.

## Results of Operations

*Fiscal Year Ended September 30, 2010, ("2010") Compared to Fiscal Year Ended September 30, 2009 ("2009")*

The Company had net revenues of $22,221,955 and net income attributable to common stockholders of $6,737,078, or $0.24 per diluted share, in 2010 compared to net revenues of $27,543,341 and net income attributable to common stockholders of $6,455,662, or $0.24 per diluted share, in 2009.

Net revenues decreased $5,321,386, or 19 percent, in 2010 over the prior year, primarily due to customers' transition to the lower-priced FC2 Female Condom. In 2010 and 2009, net revenues included royalties of $33,863 and $160,176, respectively, earned from licensing intellectual property to the Company's exclusive distributor in India, Hindustan Lifecare Limited.

Gross profit decreased $592,999, or 4 percent, to $12,924,819 in 2010 from $13,517,818 in 2009. Gross profit as a percentage of net revenues increased to 58 percent in 2010 from 49 percent in 2009. The decrease in gross profit was triggered by relatively flat unit sales, while gross profit as a percentage of net revenues increased due to a 98 percent FC2 sales mix in 2010 compared to 51 percent in 2009.

Cost of sales decreased $4,728,387, or 34 percent, to $9,297,136 from $14,025,523 for 2009. The decrease is due to 98 percent of the sales mix being lower cost FC2 in 2010 compared to 51 percent in 2009.

Advertising and promotional expenses increased $29,028 to $220,181 in 2010 from $191,153 in 2009. The increase reflects the public relations efforts related to the launch of FC2 to the public health sector in several U. S. cities.

Selling, general and administrative expenses decreased $580,936 to $6,425,175 in 2010 from $7,006,111 in 2009. The decrease was due to a reduction in stock-based incentive costs somewhat offset by increased investment in training programs and an additional $47,000 of audit fees in 2010 related to the audit of the effectiveness of the Company's internal control over financial reporting as the Company became an "accelerated filer" subject to the requirement of an audit of its system of internal control over financial reporting for the first time in 2010.

Research and development costs decreased $105,535 to $381 in 2010 from $105,916 in 2009, marking the completion of the FDA Premarket Approval (PMA) support process for FC2.

In 2010, the Company incurred a one-time charge of $1,929,922 for restructuring expenses related to exiting the lease of its former U.K. manufacturing facility. Included in that amount are lease surrender payments, excess capacity costs and dilapidation expenses, partially offset by the proportionate recognition of deferred gain on the original sale/leaseback of the plant. In 2009, the Company incurred a one-time charge of $1,496,624 for restructuring costs related to the cessation of FC1 manufacturing at its U.K. facility. The amount for 2009 includes mandatory payments to individuals whose jobs were made redundant, costs of legal and human relations consulting, loss of production efficiency during the evaluation period and a write-down for obsolete FC1 inventory components.

Total operating expenses decreased $224,145 to $8,575,659 in 2010 from $8,799,804 in 2009. The reduction resulted primarily from significantly reduced stock-based incentive costs and lower research and development expenditures, partially offset by higher one-time restructuring costs, increased investment in training programs and increased audit fees.

The Company's operating income decreased $368,854 to $4,349,160 in 2010 from $4,718,014 in 2009. That reduction was the result of a lower gross profit and one-time restructuring expenses being somewhat offset by reductions in other operating expenses.

The Company recorded nonoperating expense of $125,028 in 2010 compared to nonoperating income of $332,097 in 2009. This was primarily attributable to a foreign currency loss of $(154,196) in 2010 versus a foreign currency gain of $276,113 in fiscal 2009.

In 2009, in accordance with ASC Topic 830, Foreign Currency Translation, the financial statements of the Company's international subsidiaries were translated into U.S. dollars using the exchange rate at each balance sheet date for assets and liabilities, the historical exchange rate for stockholders' equity and a weighted average exchange rate for each period for revenues, expenses, gains and losses. Translation adjustments on intercompany trade accounts were recorded in earnings as the local currency was the functional currency. Beginning October 1, 2009, both the Company's U.K. and Malaysia subsidiaries adopted the U.S. dollar as their functional currency and began to report their financial results in U.S. dollars. The subsidiaries' adoption of the U.S. dollar as their functional currency reduces the Company's exposure to foreign currency risk. Assets located outside the United States totaled approximately $7.1 million and $8.7 million at September 30, 2010, and 2009, respectively.

An entity is able to recognize a tax benefit for current or past losses when it can demonstrate that the tax loss carryforward will be utilized before expiration. Management believes that the Company's recent and projected future growth and profitability have made it more likely than not that the Company will utilize a portion of its net operating loss carryforwards in the future. The Company has recorded a deferred tax benefit in the amount of $2.7 million (gross tax benefit) during the year ended September 30, 2010, compared to $1.6 million for the year ended September 30, 2009, as a result of the decrease in the valuation allowance on these assets.

## Factors That May Affect Operating Results and Financial Condition

The Company's future operating results and financial condition are dependent on the Company's ability to increase demand for the FC2 Female Condom and to cost-effectively manufacture it in sufficient quantities to meet demand. Inherent in this process are a number of factors that the Company must successfully manage in order to achieve favorable future results and improve its financial condition.

## Reliance on a Single Product

The Company expects to derive the vast majority, if not all, of its future revenues from the FC2 Female Condom, its sole current product. While management believes the global potential for the FC2 Female Condom is significant, the ultimate level of consumer demand around the world is not yet known.

## Distribution Network

The Company's strategy is to develop a global distribution network for FC2 by entering into partnership arrangements with financially secure companies with appropriate marketing expertise. This strategy has resulted in numerous in-country distributions in the public health sector, particularly in Africa, Latin America and India. The Company has also entered into several partnership agreements for the commercialization of the FC2 Female Condoms in consumer sector markets around the world. However, the Company is dependent on country governments and global donors, as well as U.S. municipal and state public health departments, to continue AIDS/HIV/STI prevention programs that include FC2 as a component of such programs. The Company's commercial market penetration is dependent on its ability to identify appropriate business partners who will effectively market and distribute FC2 within its contractual territory. Failure by the Company's partners to successfully market and distribute the FC2 Female Condom or failure of donors and/or country governments to establish and sustain HIV/AIDS prevention programs which include distribution of Female Condoms, the Company's inability to secure additional agreements with global AIDS prevention organizations, or the Company's inability to secure agreements in new markets, either in the public or private sectors, could adversely affect the Company's financial condition and results of operations.

## Inventory and Supply

All of the key components for the manufacture of the FC2 Female Condom are essentially available from either multiple sources or multiple locations within a source.

## Global Market and Foreign Currency Risks

The Company manufactures FC2 in a leased facility located in Malaysia. Although a material portion of the Company's future sales are likely to be in foreign markets, FC2 sales are denominated in U.S. dollars only. Manufacturing costs are subject to normal currency risks associated with changes in the exchange rate of the Malaysian ringgit relative to the U.S. dollar.

## Government Regulation

The FC2 Female Condoms are subject to regulation by the FDA pursuant to the Federal Food, Drug and Cosmetic Act (the "FDC Act"), and by other state and foreign regulatory agencies. Under the FDC Act, medical devices must receive FDA clearance before they can be sold. FDA regulations also require the Company to adhere to certain current "Good Manufacturing Practices," which include testing, quality control and documentation procedures. The Company's compliance with applicable regulatory requirements is monitored through periodic inspections by the FDA. The failure to comply with applicable regulations may result in fines, delays or suspensions of clearances, seizures or recalls of products, operating restrictions, withdrawal of FDA approval and criminal prosecutions. The Company's operating results and financial condition could be materially adversely affected in the event of a withdrawal of approval from the FDA.

## Liquidity and Sources of Capital

In fiscal 2010, the Company's operations generated a positive cash flow of $4.0 million, less than the 2009 positive cash flow of $5.7 million. The reduced cash flow from operations resulted from an increase in inventory and payouts of approximately $3.6 million in restructuring payments. In fiscal 2010, investing activities generated $0.05 million, mainly due to a reduction in restricted cash. Financing activities used a net of $3.9 million, as $4.1 million was paid in cash dividends, $0.3 million was used to repurchase stock, $0.3 million was paid for taxes in lieu of shares, $0.9 million was generated by stock option and warrant exercises, and $0.03 million was used for capital lease payments. Cash flows from operations, investing activities and financing activities resulted in a positive net cash flow of $0.1 million in fiscal 2010. This included the payment of $4.1 million in dividends and one-time restructuring payments of approximately $3.6 million.

At September 30, 2010, the Company had working capital of $9.9 million and stockholders' equity of $16.1 million compared to working capital of $9.2 million and stockholders' equity of $13.0 million as of September 30, 2009.

On January 14, 2010, the Company's Board of Directors declared a quarterly cash dividend of $0.05 per share. The dividend was paid on February 16, 2010, to stockholders of record as of January 29, 2010. The cash dividend was the first in the Company's history. Prior to the dividend declaration, the Company sought and was granted an amendment to its Heartland Bank credit facility to allow the Company to pay cash dividends. The Board of Directors subsequently declared $0.05 per share quarterly cash dividends in March and July, which were paid out in May and August to shareholders of record on the respective dates. The dividends, which totaled approximately $4.1 million, were paid from cash on hand.

On October 7, 2010, the Company's Board of Directors declared a quarterly cash dividend of $0.05 per share. The Company paid, from its cash on hand, approximately $1.4 million pursuant to the dividend on November 10, 2010, to stockholders of record as of November 3, 2010.

Any future quarterly dividends and the record date for such dividends will be approved each quarter by the Company's Board of Directors and announced by the Company. Payments of any future dividends are at the discretion of the Board of Directors and the Company may not have sufficient cash flows to pay dividends.

The Company believes its current cash position is adequate to fund operations of the Company in the next 12 months, although no assurances can be made that such cash will be adequate. However, the Company may sell equity securities to raise additional capital and may borrow funds under its Heartland Bank credit facility.

The Company has a line of credit with Heartland Bank (the "Bank") which consists of a revolving note for up to $1 million with borrowings limited to 50 percent of eligible accounts receivable and a revolving note for up to $1 million with borrowings limited to the amount of supporting letters of credit issued by The World Bank or another issuer of equivalent credit quality approved by the Bank. Significant restrictive covenants include prohibitions on any merger, consolidation or sale of all or a substantial portion of the Company's assets and limits on the payments of dividends or the repurchase of shares. The Company's credit agreement with the Bank does not contain any financial covenants that require compliance with ratios or amounts. Dividends and share repurchases are permitted as long as after giving effect to the dividend or shares repurchase, the Company has at least $1 million of available cash and a ratio of total liabilities to total stockholders' equity of at least 1:1. The two revolving notes with the Bank will expire July 1, 2011. When renewed on July 1, 2010, the revolving credit line collateralized by accounts receivable was increased from $500,000 to $1 million. Both lines of credit were renewed at an interest rate of base rate plus 0.5 percent. No new warrants were issued as part of the extension of these notes. These notes are collateralized by substantially all of the assets of the Company. No amounts were outstanding under the revolving notes at either September 30, 2010, or 2009.

As of December 1, 2010, the Company had approximately $3.2 million in cash, net trade accounts receivable of $2.1 million and current trade accounts payable of $0.5 million. Presently, the Company has no required debt service obligations.

## Impact of Inflation and Changing Prices

Although the Company cannot accurately determine the precise effect of inflation, the Company has experienced increased costs of product, supplies, salaries and benefits, and increased general and administrative expenses. In 2010 and 2009 the Company has, where possible, increased selling prices to offset such increases in costs.

## Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements as defined in Item 303(a)(4) of Regulation S-K.

# Management's Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining effective internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended). The Company's internal control over financial reporting is designed to provide reasonable assurance to the Company's management and board of directors regarding the preparation and fair presentation of published financial statements. The Company's internal control over financial reporting includes those policies and procedures that:

(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of September 30, 2010. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control—Integrated Framework*. Based on its assessment, management believes that, as of September 30, 2010, the Company's internal control over financial reporting was effective based on those criteria.

The effectiveness of our internal control over financial reporting as of September 30, 2010, has been audited by McGladrey & Pullen, LLP, an independent registered public accounting firm, as stated in their report. See "Report of Independent Registered Public Accounting Firm," which appears on page 23 of this report.

December 3, 2010

# Report of Independent Registered Public Accounting Firm



To the Board of Directors and Stockholders
The Female Health Company

We have audited the accompanying consolidated balance sheets of The Female Health Company and Subsidiaries (the Company) as of September 30, 2010 and 2009, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the two years in the period ended September 30, 2010. We also have audited The Female Health Company and Subsidiaries' internal control over financial reporting as of September 30, 2010, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Female Health Company and Subsidiaries' management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (a) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Female Health Company and Subsidiaries as of September 30, 2010 and 2009, and the results of its operations and its cash flows for each of the years in the two-year period ended September 30, 2010, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, The Female Health Company and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of September 30, 2010, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

McGladrey & Pullen, LLP

Chicago, Illinois
December 3, 2010

# Consolidated Balance Sheets

| *September 30* | 2010 | 2009 |
|---|---|---|
| ASSETS | | |
| CURRENT ASSETS | | |
| Cash | $ 2,918,776 | $ 2,810,197 |
| Restricted cash | 4,578 | 105,074 |
| Accounts receivable, net of allowance for doubtful accounts 2010 and 2009 $40,000 | 4,460,517 | 7,806,007 |
| Income tax receivable | 28,179 | 68,106 |
| Inventories | 2,194,330 | 1,203,063 |
| Prepaid expenses and other current assets | 284,948 | 429,602 |
| Deferred income taxes | 1,900,000 | 2,181,000 |
| **Total Current Assets** | **11,791,328** | **14,603,049** |
| OTHER ASSETS | 178,713 | 87,621 |
| EQUIPMENT, FURNITURE AND FIXTURES | | |
| Equipment not yet in service | — | 166,226 |
| Equipment, furniture and fixtures | 3,720,637 | 7,037,099 |
| | **3,720,637** | **7,203,325** |
| Less accumulated depreciation and amortization | (1,322,577) | (4,381,709) |
| | **2,398,060** | **2,821,616** |
| Deferred income taxes | 4,000,000 | 1,028,149 |
| **TOTAL ASSETS** | **$ 18,368,101** | **$ 18,540,435** |
| LIABILITIES AND STOCKHOLDERS' EQUITY | | |
| CURRENT LIABILITIES | | |
| Accounts payable | $ 586,596 | $ 602,196 |
| Accrued expenses and other current liabilities | 906,994 | 1,420,099 |
| Accrued compensation | 444,843 | 1,597,662 |
| Restructuring accrual | — | 1,116,911 |
| Deferred gain on sale of facility | — | 657,605 |
| **Total Current Liabilities** | **1,938,433** | **5,394,473** |
| Obligations under capital leases | 12,999 | 34,428 |
| Deferred grant income | 132,312 | 157,143 |
| Deferred income taxes | 152,227 | — |
| **Total Liabilities** | **2,235,971** | **5,586,044** |
| Commitments and Contingencies | — | — |
| STOCKHOLDERS' EQUITY | | |
| Convertible preferred stock, Class A Series 1, par value $.01 per share; Authorized 5,000,000 shares; no shares issued and outstanding in 2010 and 2009. | — | — |
| Convertible preferred stock, Class A Series 3, par value $.01 per share; Authorized 700,000 shares; no shares issued and outstanding in 2010 and 2009. | — | — |
| Convertible preferred stock, Class B, par value $.50 per share; Authorized 15,000 shares; no shares issued and outstanding in 2010 and 2009. | — | — |
| Common stock, par value $.01 per share; Authorized 38,500,000 shares; issued 29,367,503 and 28,382,766 shares, and 27,458,424 and 26,538,961 shares outstanding in 2010 and 2009, respectively. | 293,675 | 283,828 |
| Additional paid-in capital | 67,313,616 | 66,395,902 |
| Accumulated other comprehensive loss | (581,519) | (581,519) |
| Accumulated deficit | (44,544,073) | (47,143,309) |
| Treasury stock, at cost, 1,909,079 and 1,843,805 shares of common stock in 2010 and 2009, respectively | (6,349,569) | (6,000,511) |
| **Total Stockholders' Equity** | **16,132,130** | **12,954,391** |
| **TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY** | **$ 18,368,101** | **$ 18,540,435** |

*See Notes to Consolidated Financial Statements.*

| Years Ended September 30 | 2010 | 2009 |
|---|---|---|
| PRODUCT SALES | $ 22,188,092 | $ 27,383,165 |
| ROYALTY INCOME | 33,863 | 160,176 |
| **NET REVENUES** | **22,221,955** | **27,543,341** |
| COST OF SALES | 9,297,136 | 14,025,523 |
| **GROSS PROFIT** | **12,924,819** | **13,517,818** |
| OPERATING EXPENSES: | | |
| Advertising and promotion | 220,181 | 191,153 |
| Selling, general and administrative | 6,425,175 | 7,006,111 |
| Research and development | 381 | 105,916 |
| Restructuring costs | 1,929,922 | 1,496,624 |
| **Total Operating Expenses** | **8,575,659** | **8,799,804** |
| **OPERATING INCOME** | **4,349,160** | **4,718,014** |
| NONOPERATING (EXPENSE) INCOME: | | |
| Interest and other income | 29,168 | 55,984 |
| Foreign currency transaction (loss) gain | (154,196) | 276,113 |
| **Total Nonoperating (Expense) Income** | **(125,028)** | **332,097** |
| **INCOME BEFORE INCOME TAXES** | **4,224,132** | **5,050,111** |
| Income tax benefit | (2,512,946) | (1,485,268) |
| **NET INCOME** | **6,737,078** | **6,535,379** |
| Preferred dividends, Class A, Series 3 | — | 79,717 |
| NET INCOME ATTRIBUTABLE TO COMMON STOCKHOLDERS | $ 6,737,078 | $ 6,455,662 |
| NET INCOME PER BASIC COMMON SHARES OUTSTANDING | $ 0.25 | $ 0.25 |
| BASIC WEIGHTED AVERAGE COMMON SHARES OUTSTANDING | 26,981,275 | 25,651,915 |
| NET INCOME PER DILUTED COMMON SHARE OUTSTANDING | $ 0.24 | $ 0.24 |
| DILUTED WEIGHTED AVERAGE COMMON SHARES OUTSTANDING | 28,545,391 | 27,806,832 |

*See Notes to Consolidated Financial Statements.*

# Consolidated Statements of Stockholders' Equity

*Years Ended September 30, 2010 and 2009*

| | Class A Series 3 Preferred Stock | Class A Series 1 Preferred Stock | Preferred Stock Class B | Common Stock Shares | Common Stock Amount | Additional Paid-In Capital | Accumulated Other Comprehensive Loss | Accumulated Deficit | Cost of Treasury Stock | Total |
|---|---|---|---|---|---|---|---|---|---|---|
| **BALANCE AT SEPTEMBER 30, 2008 (BALANCE FORWARDED)** | **$ 3,076** | **$ —** | **$ —** | **27,112,908** | **$ 271,129** | **$ 65,366,130** | **$ (162,705)** | **$ (53,598,971)** | **$ (2,169,457)** | **$ 9,709,202** |
| Share-based compensation | — | — | — | 173,250 | 1,733 | 297,430 | — | — | — | 299,163 |
| Issuance of 67,524 shares of Common Stock upon Warrants cashless exercised | — | — | — | 67,524 | 675 | (675) | — | — | — | — |
| Issuance of 400,000 shares of Common Stock upon exercise of Warrants | — | — | — | 400,000 | 4,000 | 285,000 | — | — | — | 289,000 |
| Issuance of 320,980 shares of Common Stock for options exercised | — | — | — | 320,980 | 3,210 | 446,162 | — | — | — | 449,372 |
| Issuance of 500 shares of Common Stock | — | — | — | 500 | 5 | 1,855 | — | — | — | 1,860 |
| Issuance of 307,604 shares of Common Stock upon conversion of 307,604 shares Preferred Stock S3 | (3,076) | — | — | 307,604 | 3,076 | — | — | — | — | — |
| Stock repurchase – Total 1,002,805 Treasury Shares | — | — | — | — | — | — | — | — | (3,831,054) | (3,831,054) |
| Preferred Stock dividends | — | — | — | — | — | — | — | (79,717) | — | (79,717) |
| Comprehensive income: | | | | | | | | | | |
| Net income | — | — | — | — | — | — | — | 6,535,379 | — | 6,535,379 |
| Foreign currency translation adjustment | — | — | — | — | — | — | (418,814) | — | — | (418,814) |
| COMPREHENSIVE INCOME | | | | | | | | | | 6,116,565 |
| **BALANCE AT SEPTEMBER 30, 2009** | **$ —** | **$ —** | **$ —** | **28,382,766** | **$ 283,828** | **$ 66,395,902** | **$ (581,519)** | **$ (47,143,309)** | **$ (6,000,511)** | **$ 12,954,391** |

*See Notes to Consolidated Financial Statements.*

*Years Ended September 30, 2010 and 2009*

| | Class A Series 3 Preferred Stock | Class A Series 1 Preferred Stock | Preferred Stock Class B | Common Stock | | Additional Paid-In Capital | Accumulated Other Comprehensive Loss | Accumulated Deficit | Cost of Treasury Stock | Total |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | | Shares | Amount | | | | | |
| **BALANCE AT SEPTEMBER 30, 2009 (BALANCE FORWARDED)** | **$ —** | **$ —** | **$ —** | **28,382,766** | **$ 283,828** | **$ 66,395,902** | **$ (581,519)** | **$ (47,143,309)** | **$ (6,000,511)** | **$ 12,954,391** |
| Share-based compensation | — | — | — | 38,932 | 389 | 357,432 | — | — | — | 357,821 |
| Issuance of 110,000 shares of Common Stock for options exercised | — | — | — | 110,000 | 1,100 | 156,800 | — | — | — | 157,900 |
| Issuance of 186,220 shares of Common Stock for 325,000 options exercised cashless | — | — | — | 186,220 | 1,862 | (315,622) | — | — | — | (313,760) |
| Issuance of 626,500 shares of Common Stock for warrants exercised | — | — | — | 626,500 | 6,265 | 719,335 | — | — | — | 725,600 |
| Issuance of 23,085 shares of Common Stock for 30,000 warrants exercised cashless | — | — | — | 23,085 | 231 | (231) | — | — | — | — |
| Stock repurchase – Total 65,274 Treasury Shares | — | — | — | — | — | — | — | — | (349,058) | (349,058) |
| Common Stock dividends | — | — | — | — | — | — | — | (4,137,842) | — | (4,137,842) |
| Net income | — | — | — | — | — | — | — | 6,737,078 | — | 6,737,078 |
| **BALANCE AT SEPTEMBER 30, 2010** | **$ —** | **$ —** | **$ —** | **29,367,503** | **$ 293,675** | **$ 67,313,616** | **$ (581,519)** | **$ (44,544,073)** | **$ (6,349,569)** | **$ 16,132,130** |

*See Notes to Consolidated Financial Statements.*

# Consolidated Statements of Cash Flows

| *Years Ended September 30* | 2010 | 2009 |
|---|---|---|
| OPERATIONS | | |
| Net income | $ 6,737,078 | $ 6,535,379 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Depreciation and amortization | 466,544 | 268,382 |
| Amortization of deferred gain on sale and leaseback of building | (657,605) | (88,367) |
| Amortization of deferred income from grant - BLCF | (24,831) | (24,198) |
| Provision for obsolete inventory | (80,110) | 53,028 |
| Provision for bad debts | — | (7,758) |
| Interest added to certificate of deposit | (2,613) | (2,709) |
| Share-based compensation | 471,811 | 373,776 |
| Deferred income taxes | (2,538,624) | (1,597,552) |
| Loss on disposal of fixed assets | 8,145 | 6,739 |
| Changes in operation assets and liabilities: | | |
| Accounts receivable | 3,345,490 | (1,287,103) |
| Income tax receivable | 39,927 | (66,369) |
| Inventories | (911,157) | (72,259) |
| Prepaid expenses and other assets | 56,175 | (48,795) |
| Accounts payable | (15,600) | 44,476 |
| Accrued expenses and other current liabilities | (2,902,775) | 1,660,444 |
| **Net cash provided by operating activities** | **3,991,855** | **5,747,114** |
| INVESTING ACTIVITIES | | |
| Decrease in restricted cash | 100,496 | 106,799 |
| Proceeds from disposal of fixed assets | — | 32,079 |
| Capital expenditures | (51,133) | (1,643,593) |
| **Net cash provided by (used in) investing activities** | **49,363** | **(1,504,715)** |
| FINANCING ACTIVITIES | | |
| Payment on capital lease obligations | (29,279) | (39,448) |
| Proceeds from exercise of stock options | 157,900 | 449,372 |
| Proceeds from exercise of common stock warrants | 725,600 | 289,000 |
| Proceeds from issuance of common stock | — | 1,860 |
| Purchases of common stock for treasury shares | (349,058) | (3,831,054) |
| Taxes paid in lieu of shares | (313,760) | — |
| Dividends paid on preferred stock | — | (104,785) |
| Dividends paid on common stock | (4,124,042) | — |
| **Net cash used in financing activities** | **(3,932,639)** | **(3,235,055)** |
| Effect of exchange rate changes on cash | — | (119,295) |
| **Net increase in cash** | **108,579** | **888,049** |
| Cash at beginning of year | 2,810,197 | 1,922,148 |
| **CASH AT END OF YEAR** | **$ 2,918,776** | **$ 2,810,197** |

| | | |
|---|---|---|
| Schedule of noncash financing and investing activities: | | |
| Dividends declared (unpaid dividends on restricted stock) | $ 13,800 | $ — |
| Reduction of accrued expense upon issuance of shares | 92,180 | 72,688 |
| Capital lease obligations incurred for the purchase of equipment | — | 45,808 |
| Foreign currency translation adjustment | — | (418,814) |
| Income tax paid | 111,929 | 133,914 |
| Fixed asset additions in accounts payable at year end | — | 86,104 |

*See Notes to Consolidated Financial Statements.*

## Note 1.

## Nature of Business and Significant Accounting Policies

**Principles of consolidation and nature of operations:** The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, The Female Health Company–UK, and its wholly owned subsidiaries, The Female Health Company–UK, plc and The Female Health Company (M) SDN.BHD. All significant intercompany transactions and accounts have been eliminated in consolidation. The Female Health Company ("FHC" or the "Company") is currently engaged in the marketing, manufacture and distribution of a consumer health care product, the FC2 Female Condom ("FC2"). The Female Health Company–UK, is the holding company of The Female Health Company–UK, plc, which is located in a 6,400-square-foot leased office facility located in London, England. The Female Health Company (M) SDN.BHD leases a 16,000-square-foot manufacturing facility located in Selangor D.E., Malaysia.

The FC2 Female Condom is currently sold or available in either or both commercial (private sector) and public health sector markets in 114 countries. The product is marketed directly to consumers in 12 countries by various country-specific commercial partners.

The Company also derives revenue from licensing its intellectual property under an agreement with its exclusive distributor in India, Hindustan Lifecare Limited ("HLL"). HLL is authorized to manufacture FC2 at HLL's facility in Kochi, India, for sale in India. HLL is the Company's exclusive distributor in India and the Company receives a royalty based on the number of units sold by HLL in India. Such revenue appears as royalty income on the Consolidated Statements of Income for the years ended September 30, 2010 and 2009, and is recognized in the period in which the sale is made by HLL.

The Company's standard credit terms vary from 30 to 90 days, depending on the class of trade and customary terms within a territory, so accounts receivable is affected by the mix of purchasers within the quarter. As is typical in the Company's business, extended credit terms may occasionally be offered as a sales promotion. For the past 12 months, the Company's average days sales outstanding has averaged approximately 56 days. Over the past five years, the Company's bad debt expense has been less than .01 percent of sales.

**Use of estimates:** The preparation of financial statements requires management to make estimates and use assumptions that affect certain reported amounts and disclosures. Actual results may differ from those estimates.

Significant accounting estimates include the allowance for doubtful accounts, reserve for inventory obsolescence, estimated useful lives of fixed assets, deferred income tax valuation allowance and value of equity-based compensation.

**Cash concentration:** The Company's cash is maintained primarily in three financial institutions, one located in Clayton, Missouri, one located in London, England, and the other in Kuala Lumpur, Malaysia.

**Accounts receivable and concentration of credit risk:** Accounts receivable are carried at original invoice amount less an estimate made for doubtful receivables based on a review of all outstanding amounts on a periodic basis. As of September 30, 2010, the $4,460,517 accounts receivable balance was comprised of $4,450,598 trade receivables and $9,919 other receivables, compared to an accounts receivable balance of $7,806,007 as of September 30, 2009, which was comprised of $7,534,290 trade receivables and $271,717 in other receivables. Management determines the allowance for doubtful accounts by identifying troubled accounts and by using historical experience applied to an aging of accounts. Management also periodically evaluates individual customer receivables and considers a customer's financial condition, credit history and the current economic conditions. Accounts receivable are written off when deemed uncollectible. Recoveries of accounts receivable previously written off are recorded when received. The Company's customers are primarily governments, ministries of health and large global agencies which purchase and distribute the Female Condom for use in HIV/AIDS prevention programs. In fiscal year 2010, significant customers were UNFPA (37 percent of unit sales) and John Snow, Inc., facilitator of USAID I DELIVER project (33 percent of unit sales). No other single customer accounted for more than 10 percent of unit sales in fiscal 2010. In fiscal year 2009, significant customers were John Snow, Inc., facilitator of USAID I DELIVER project (34 percent of unit sales) and UNFPA (25 percent of unit sales). No other single customer accounted for more than 10 percent of unit sales in fiscal 2009.

**Inventories:** Inventories are valued at the lower of cost or market. The cost is determined using the first-in, first-out (FIFO) method. Inventories are also written down for management's estimates of product which will not sell prior to its expiration date. Write-downs of inventories establish a new cost basis which is not increased for future increases in the market value of inventories or changes in estimated obsolescence.

**Foreign currency translation and operations:** In accordance with Accounting Standards Codification (ASC) Topic 830, Foreign Currency Matters, the Company considered various economic factors (i.e., cash flow, sales price, sales market, expenses, financing, intercompany transactions and arrangements), both individually and collectively, in determining the functional currency of its subsidiaries. The Company's first generation product, the FC1 Female Condom, was produced by its U.K. subsidiary in its London manufacturing facility. FC1's sales were denominated in both U.S. dollars and British pounds sterling. The Company's second generation product, the FC2 Female Condom, is manufactured by the U.K. subsidiary's Malaysia subsidiary in Kuala Lumpur. Unlike the first generation product, FC2 sales have been denominated only in U.S. dollars. Prior to October 1, 2009, each subsidiary's functional currency was its respective local currency (British pound sterling and Malaysian ringgit). Effective October 1, 2009, the Company determined that there were significant changes in facts and circumstances, triggering an evaluation of the subsidiaries' functional currency. The evaluation indicated that the U.S. dollar is the currency with the most significant influence upon the subsidiaries. Because all of the Company's U.K. subsidiary's future sales and cash flows would be denominated in U.S. dollars following the October 2009 cessation of FC1 production, the U.K. subsidiary adopted the U.S. dollar as its functional currency effective October 1, 2009. As the Malaysia subsidiary is a direct and integral component of the U.K. parent's operations, it, too, adopted the U.S. dollar as its functional currency as of October 1, 2009. Due to the change in functional currency discussed above and lower volatility in foreign currency exchange rates for the 12 months ended September 30, 2010, the Company recognized a foreign currency transaction loss of $154,196 for the year ended September 30, 2010, compared to a gain of $276,113 recognized for the 12 months ended September 30, 2009. The consistent use of the U.S. dollar as functional currency across the Company reduces its foreign currency risk and stabilizes its operating results. Assets located outside of the United States totaled approximately $7,000,000 at September 30, 2010. Assets located outside of the United States were $8,700,000 at September 30, 2009.

**Equipment, furniture and fixtures:** Depreciation and amortization are computed using primarily the straight-line method. Depreciation and amortization are computed over the estimated useful lives of the respective assets which range as follows:

| | |
|---|---|
| Manufacturing Equipment | 5-10 years |
| Office equipment | 3 years |
| Furniture and fixtures | 7-10 years |

Depreciation on leased assets is computed over the lesser of the remaining lease term or the estimated useful lives of the assets. Depreciation on leased assets is included with depreciation on owned assets.

**Patents and trademarks:** FC2 patents have been issued by the United States, the European Union, Canada, Australia, South Africa, Japan, the People's Republic of China, Greece, Turkey and Spain. Patent applications for FC2 are pending in various other countries around the world through the Patent Cooperation Treaty. The patents cover the key aspects of the second generation Female Condom, including its overall design and manufacturing process. There can be no assurance that these patents provide the Company with protection against copycat products entering markets during the pendency of the patents.

The Company has the registered trademark "FC2 Female Condom" in the United States. The Company has also secured, or applied for, 12 trademarks in 22 countries to protect the various names and symbols used in marketing the product around the world. These include "femidom" and "femy," "Reality" and others. In addition, the experience that has been gained through years of manufacturing the FC Female Condoms (FC1 and FC2) has allowed the Company to develop trade secrets and know-how, including certain proprietary production technologies that further protect its competitive position. The FC2 patents were expensed when incurred.

**Financial instruments:** The Company follows ASC Topic 820, Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The fair value framework requires the categorization of assets and liabilities into three levels based upon the assumptions (inputs) used to price the assets or liabilities. Level 1 provides the most reliable measure of fair value, whereas Level 3 generally requires significant management judgment.

The Company currently does not have any assets or liabilities measured at fair value on a recurring or nonrecurring basis. Substantially all of the Company's cash and cash equivalents, as well as restricted cash, are held in demand deposits, including money market accounts, with its bank. The Company has no financial instruments for which the carrying value is materially different than fair value.

**Research and development costs:** Research and development costs are expensed as incurred. The amount of costs expensed for the years ended September 30, 2010 and 2009 were approximately $400 and $106,000, respectively.

**Restricted cash:** Restricted cash relates to security provided to one of the Company's U.K. banks for performance bonds issued in favor of customers. Such security has been extended infrequently and only on occasions where it has been a contract term expressly stipulated as an absolute requirement by the funds' provider. The expiration of the bond is defined by the completion of the event such as, but not limited to, delivery of goods or at a period of time after product has been distributed.

**Revenue recognition:** The Company recognizes revenue from product sales when each of the following conditions has been met: an arrangement exists, delivery has occurred, there is a fixed price and collectability is reasonably assured. The Company also derives revenue from licensing its intellectual property under an agreement with its exclusive distributor in India, HLL. Such revenue appears as royalty income on the Consolidated Statements of Income for the years ended September 30, 2010 and 2009, and is recognized in the period in which the sale is made by HLL.

**Deferred grant income:** The Company received grant monies from the British Linkage Challenge Fund to help the Company defray certain expenses and the cost of capital expenditures related to a project. The underlying project related to the development of a linkage between the U.K. subsidiary and HLL, in India, to do end-stage manufacturing of the Female Condom and develop the market for the product in that country. The grant received was split between the Company and HLL pro-rata to their respective expenditure on the project. The Company utilized the general precepts of U.S. generally accepted accounting principles (GAAP) and the principles of matching and conservatism to determine how to account for the grant monies received. The Company also utilized the guidance of International Accounting Standard No. 20 – Accounting for Government Grants and Disclosure of Government Assistance to further support the Company's accounting treatment of the grant received. The Company allocated its share of the grant monies to capital and expense pro-rata to the respective cost allocated to the project. Grant proceeds for expenses were credited to income in the quarter incurred. Grant proceeds for capital expenditure were deferred and released to income in line with the depreciation of the relevant assets.

**Share-based compensation:** The Company accounts for stock-based compensation expense for equity awards exchanged for employee services over the vesting period based on the grant-date fair value.

**Advertising:** The Company's policy is to expense advertising and promotion costs as incurred.

**Income taxes:** The Company files separate income tax returns for its foreign subsidiaries. ASC Topic 740 requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are also provided for carryforwards for income tax purposes. In addition, the amount of any future tax benefits is reduced by a valuation allowance to the extent such benefits are not expected to be realized.

**Earnings per share (EPS):** Basic EPS is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS is computed giving effect to all dilutive potential common shares that were outstanding during the period. Dilutive potential common shares consist of the incremental common shares issuable upon the exercise of stock options and warrants and upon restrictions lapsing on restricted shares, for all periods.

**Other comprehensive income:** Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as foreign currency translation adjustments, are reported as a separate component of the equity section of the balance sheet, these items, along with net income, are components of comprehensive income.

Over the years, the U.S. parent company financed the operations of its U.K. subsidiaries through an intercompany loan with The Female Health Company–UK, plc., which was eliminated upon consolidation. The Company had designated the intercompany loan to be long-term in nature. Further, the Company followed the guidance of ASC Topic 830 when translating the subsidiary's balance sheet for consolidation purposes, which states that gains and losses on intercompany foreign currency transactions that are of a long-term investment nature (that is, settlement is not planned or anticipated in the foreseeable future) would not be included in the computation of net income when the entities to the transaction are consolidated.

In December 2008, a long-term intercompany loan from the U.S. parent to the U.K. subsidiary in the amount of $3,572,733 was retired in exchange for a reduction in the intercompany trade accounts payable by the U.S. parent company to the U.K. subsidiary. The settlement of this long-term intercompany loan resulted in a foreign currency translation loss of approximately $135,000 which was recognized as a decrease to accumulated other comprehensive income.

The U.S. parent company and its U.K. subsidiary routinely purchase inventory produced by its Malaysia subsidiary for sale to their respective customers. These intercompany trade accounts are eliminated in consolidation. The Company's policy and intent is to settle the intercompany trade account on a current basis. Prior to October 1, 2009, translation gains and losses on the intercompany trade accounts were recognized in the consolidated statement of income. Included in foreign currency transaction gains for the year ended September 30, 2009, is approximately $302,000 of translation gains on the intercompany trade account, based on the timing of inventory purchases as well as the variability in exchange rates. Since the U.K. and Malaysia subsidiaries adopted the U.S. dollar as their functional currencies effective October 1, 2009, no foreign currency gains or losses from intercompany trade are recognized in fiscal year 2010. In fiscal 2010, comprehensive income is equivalent to the reported net income.

## *Note 2.*

## Earnings per Share

Basic EPS is computed by dividing net income attributable to common stockholders by the weighted average number of common shares outstanding for the period. In the diluted earnings per share calculation, the numerator is the sum of net income attributable to common stockholders and preferred dividends. Diluted EPS is computed giving effect to all dilutive potential common shares that were outstanding during the period. Dilutive potential common shares consist of the incremental common shares issuable upon the exercise of stock options and warrants and unvested shares granted to employees.

| *Years Ended September 30* | **2010** | **2009** |
|---|---|---|
| Denominator: | | |
| Weighted average common shares outstanding–basic | 26,981,275 | 25,651,915 |
| Net effect of dilutive securities: | | |
| Options | 1,292,919 | 1,405,169 |
| Warrants | 60,947 | 526,566 |
| Unvested restricted shares | 210,250 | 223,182 |
| Total net effect of dilutive securities | 1,564,116 | 2,154,917 |
| Weighted average common shares outstanding–diluted | 28,545,391 | 27,806,832 |
| **Income per common share–basic** | **$ 0.25** | **$ 0.25** |
| **Income per common share–diluted** | **$ 0.24** | **$ 0.24** |

All the outstanding warrants and stock options were included in the computation of diluted net income per share for the years ended September 30, 2010 and 2009.

## Note 3.

## Inventories

The components of inventory consist of the following at September 30, 2010 and 2009:

| Years Ended September 30 | 2010 | 2009 |
|---|---|---|
| Raw material | $ 528,423 | $ 519,046 |
| Work in process | 65,685 | 305,778 |
| Finished goods | 1,615,222 | 474,239 |
| Inventory, gross | 2,209,330 | 1,299,063 |
| Less: inventory reserves | (15,000) | (96,000) |
| **Inventory, net** | **$ 2,194,330** | **$ 1,203,063** |

## Note 4.

## Revolving Lines of Credit

The Company has a line of credit with Heartland Bank (the "Bank") which consists of a revolving note for up to $1,000,000 with borrowings limited to 50 percent of eligible accounts receivable and a revolving note for up to $1,000,000 with borrowings limited to the amount of supporting letters of credit issued by The World Bank or another issuer of equivalent credit quality approved by the Bank. Significant restrictive covenants include prohibitions on any merger, consolidation or sale of all or a substantial portion of the Company's assets and limits on the payments of dividends or the repurchase of shares. The Company's credit agreement with the Bank does not contain any financial covenants that require compliance with ratios or amounts. Dividends and share repurchases are permitted as long as after giving effect to the dividend or shares repurchase the Company has at least $1,000,000 of available cash and a ratio of total liabilities to total stockholders' equity of at least 1:1. The two revolving notes with the Bank will expire July 1, 2011. When renewed on July 1, 2010, the revolving credit line collateralized by accounts receivable was increased from $500,000 to $1,000,000. Both lines of credit were renewed at an interest rate of base rate plus 0.5 percent. No new warrants were issued as part of the extension of these notes. These notes are collateralized by substantially all of the assets of the Company. No amounts were outstanding under the revolving notes at either September 30, 2010 or 2009.

## Note 5.

## Operating Leases and Rental Expense

The Company's corporate headquarters is located in 5,100 square feet of leased office space located in Chicago, Illinois. The lease, which is due to expire October 31, 2011, requires monthly payments of $7,146 plus real estate taxes, utilities and maintenance expenses.

Through June 2010, the Company leased 40,000 square feet of office, manufacturing and warehouse space in London, England (Note 13). Beginning in June 2010, the Company began leasing 6,400 square feet of office space located in London, England, under a lease that requires quarterly payments of approximately $13,500 through December 2011 and quarterly payments of approximately $27,000 from January 2012 through June 2015. The lease stipulates that after five years (June 2015) the principal rent will be reviewed and adjusted to the higher of the principal rent immediately prior to the review date or the market rate. The Company has the option to terminate this lease in June 2015 by giving the landlord no less than six months' prior notice in writing. Per the terms of the lease agreement, the Company was also required to make a security deposit equivalent to six months' rent (approximately $66,000).

The Company leases 16,000 square feet of manufacturing space in Selangor D.E., Malaysia, under a lease that requires monthly payments of approximately $9,000 through August 2013 and may be renewed at the option of the Company for an additional three-year term. The Company also leases 11,000 square feet of warehouse space in Selangor D.E., Malaysia, under a lease that requires monthly payments of approximately $4,000 through February 2012 and may be renewed at the option of the Company for an additional one-year term.

The Company also leases equipment under a number of lease agreements which expire at various dates through June 2015. The aggregate monthly rental was $118 at September 30, 2010.

Details of operating lease expense, including real estate taxes and insurance, for the years ended September 30, 2010 and 2009 are as follows:

| Years Ended September 30 | 2010 | 2009 |
|---|---|---|
| Operating lease expense: | | |
| Factory and office leases | $ 403,955 | $ 871,235 |
| Other | 1,414 | 52,872 |
| | **$ 405,369** | **$ 924,107** |

The Company is party to several leases classified as capital leases which, in the aggregate, require monthly payments of $2,669 through March 2012.

Future minimum payments under leases consisted of the following as of September 30, 2010:

| | Operating Leases | Capital Leases |
|---|---|---|
| 2011 | $ 300,179 | $ 23,753 |
| 2012 | 237,656 | 13,515 |
| 2013 | 217,147 | — |
| 2014 | 118,540 | — |
| 2015 | 118,540 | — |
| **Total minimum lease payments** | **$ 992,062** | **37,268** |
| Less amounts representing interest | | ( 2,855) |
| Present value of net minimum lease payments | | 34,413 |
| Less current obligations, included in accrued expenses and other | | (21,414) |
| **Long-term obligations** | | **$ 12,999** |

***Note 6.***

## Income Taxes

The Company accounts for income taxes using the liability method, which requires the recognition of deferred tax assets or liabilities for the tax-effected temporary differences between the financial reporting and tax bases of assets and liabilities, and for net operating loss and tax credit carryforwards.

The Company completes a detailed analysis of its deferred income tax valuation allowances on an annual basis or more frequently if information comes to its attention that would indicate that a revision to its estimates is necessary. In evaluating the Company's ability to realize its deferred tax assets, management considers all available positive and negative evidence on a country-by-country basis, including past operating results and forecast of future taxable income. In determining future taxable income, management makes assumptions to forecast U.S. federal and state, U.K. and Malaysia operating income, the reversal of temporary differences, and the implementation of any feasible and prudent tax-planning strategies. These assumptions require significant judgment regarding the forecasts of the future taxable income in each tax jurisdiction, and are consistent with the forecasts used to manage the Company's business. It should be noted that the Company realized significant losses through 2005 on a consolidated basis. The Company has a history of taxable income for three consecutive years in the United States and two of the past three years in the United Kingdom, which was used to determine the amount of time the Company can reasonably expect to generate taxable income in the future. In management's analysis to determine the amount of the deferred tax asset to recognize, management projected future taxable income for the subsequent three years for each tax jurisdiction.

Although management uses the best information available, it is reasonably possible that the estimates used by the Company will be materially different from the actual results. These differences could have a material effect on the Company's future results of operations and financial condition. A reconciliation of income tax expense (benefit) and the amount computed by applying the statutory federal income tax rate to income before income taxes as of September 30, 2010 and 2009 is as follows:

| *Years Ended September 30* | 2010 | 2009 |
|---|---|---|
| Income tax expense at statutory rates | $ 1,436,000 | $ 1,717,000 |
| State income tax, net of federal benefits | 223,000 | 267,000 |
| Effect of AMT expense | 6,000 | 112,284 |
| Nondeductible expenses | 305,000 | 33,000 |
| Effect of foreign income tax | (206,773) | — |
| Utilization of NOL carryforwards | (1,087,410) | (1,331,340) |
| Decrease in valuation allowance | (3,188,763) | (2,283,212) |
| **Income tax benefit** | **$ (2,512,946)** | **$ (1,485,268)** |

As of September 30, 2010, the Company had federal and state net operating loss carryforwards of approximately $34,512,000 and $27,817,000, respectively, for income tax purposes expiring in years 2011 to 2029. The Company's U.K. subsidiary, The Female Health Company–UK, plc has U.K. net operating loss carryforwards of approximately $69,089,000 as of September 30, 2010, which can be carried forward indefinitely to be used to offset future U.K. taxable income. The Company's Malaysian subsidiary, The Female Health Company (M) SDN.BHD, has net operating loss carryforwards of approximately $125,000 as of September 30, 2010, which can be carried forward indefinitely to be used to offset future Malaysian taxable income.

The federal and state income tax provision (benefit) for the years ended September 30, 2010 and 2009 is summarized below:

| *Years Ended September 30* | 2010 | 2009 |
|---|---|---|
| Deferred – U.S. | $ (1,210,000) | $ (508,000) |
| Deferred – U.K. | (1,480,851) | (1,089,552) |
| Deferred – Malaysia | 152,227 | — |
| Current – U.S. | 25,678 | 112,284 |
| **Income Tax Benefit** | **$ (2,512,946)** | **$ (1,485,268)** |

Significant components of the Company's deferred tax assets and liabilities are as follows at September 30, 2010 and 2009:

| Deferred tax assets: | 2010 | 2009 |
|---|---|---|
| Federal net operating loss carryforwards | $ 11,734,000 | $ 12,714,000 |
| State net operating loss carryforwards | 2,225,000 | 2,258,000 |
| AMT credit carryforward | 109,000 | 103,000 |
| Foreign net operating loss carryforwards – U.K. | 18,654,000 | 19,261,000 |
| Foreign capital allowance – U.K. | 296,000 | 500,000 |
| Foreign net operating loss carryforwards – Malaysia | 31,000 | 99,149 |
| Foreign capital allowance – Malaysia | — | 559,000 |
| Other, net | (377,000) | 55,000 |
| Gross deferred tax assets | 32,672,000 | 35,549,149 |
| Valuation allowance for deferred tax asset | (26,741,000) | (32,340,000) |
| Net deferred tax assets | $ 5,931,000 | $ 3,209,149 |
| Deferred tax liabilities: | | |
| Foreign capital allowance – Malaysia | 183,227 | — |
| **Net deferred tax asset** | **$ 5,747,773** | **$ 3,209,149** |

The deferred tax amounts have been classified in the accompanying consolidated balance sheets as follows:

| Years Ended September 30 | 2010 | 2009 |
|---|---|---|
| Current assets – U.S. | $ 997,000 | $ 1,417,000 |
| Current assets – U.K. | 903,000 | 764,000 |
| Long-term assets – U.S. | 2,161,000 | 531,000 |
| Long-term assets – U.K. | 1,839,000 | 497,149 |
| Long-term assets – Malaysia | (152,227) | — |
| | **$ 5,747,773** | **$ 3,209,149** |

The valuation allowance decreased by $5,599,000 and by $2,283,212 for the years ended September 30, 2010 and 2009, respectively. Under the Internal Revenue Code, certain ownership changes, including the prior issuance of preferred stock, the Company's public offering of common stock and the exercise of common stock warrants and options may subject the Company to annual limitations on the utilization of its net operating loss carryforward. Under the Inland Revenue statutes, certain triggering events may subject the Company to limitations on the utilization of its net operating loss carryforward in the United Kingdom. As of September 30, 2010, management does not believe any limitations have occurred.

ASC Topic 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC Topic 740 developed a two-step process to evaluate a tax position and also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company has not recorded a reserve for any tax positions for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. The Company files tax returns in all appropriate jurisdictions:

- For the United States, a tax return may be audited any time within three years from filing date. The U.S. open tax years are for fiscal years 2007 and 2009, which expire in 2010 and 2013, respectively.
- For Malaysia, a tax return may be audited any time within six years from filing date. The Malaysia open tax years are for 2007 through 2009, which expire in 2015-2016.
- For the United Kingdom, a tax return may be audited within one year from the later of: the filing date or the filing deadline (one year after the end of the accounting period). The U.K. open tax year is for 2009, which expires in 2011.

The fiscal year 2010 tax return has not been filed as of the date of this filing. As of September 30, 2010 and 2009, the Company has no recorded liability for unrecognized tax benefits.

The Company recognizes interest and penalties related to uncertain tax positions as income tax expense is incurred. No expense for interest and penalties was recognized for the years ended September 30, 2010 and 2009.

## *Note 7.*

## Share-based Payments

In March 2008, the Company's shareholders approved the 2008 Stock Incentive Plan which will be utilized to provide equity opportunities and performance-based incentives to attract, retain and motivate those persons who make (or are expected to make) important contributions to the Company. A total of 2,000,000 shares are available for issuance under the plan. As of September 30, 2010, a total of 412,182 shares have been granted under the plan, 150,000 shares were in the form of stock options, and all others were in the form of restricted stock or other share grants.

### Stock Option Plans

Under the Company's previous share-based long-term incentive compensation plan, the 1997 Stock Option Plan, the Company granted nonqualified stock options to employees. There are no shares available for grant under the plan which expired on December 31, 2006. Options issued under that plan expire in 10 years and generally vested 1/36 per month, with full vesting after three years.

Compensation expense is recognized only for share-based payments expected to vest. The Company estimates forfeitures at the date of grant based on historical experience and future expectations. Stock compensation expense related to options for the years ended September 30, 2010 and 2009 was $92,334 and $77,776, respectively.

In May 2009, the Company granted 150,000 stock options to its independent board members under the 2008 Stock Incentive plan. The options vest evenly over 36 months, at a rate of 1/36 of the grant per month. The options have a 10-year life. The estimated forfeiture rate was 1.44 percent based on the Company's prior forfeiture history. The Company did not grant any options in the year ended September 30, 2010.

The table below outlines the weighted average assumptions for options granted during the year ended September 30, 2009.

| *Year Ended September 30, 2009* | |
|---|---|
| Weighted average assumptions: | |
| Expected volatility | 42.19% |
| Expected dividend yield | 0% |
| Risk-free interest rate | 3.06% |
| Expected term (in years) | 6.5 |
| Fair value of options granted | $ 1.83 |

During the year ended September 30, 2009, the Company used historical volatility of its common stock over a period equal to the expected life of the options to estimate their fair value. The dividend yield assumption is based on the Company's history and expectation of future dividend payouts on the common stock. The risk-free interest rate is based on the implied yield available on U.S. treasury zero-coupon issues with an equivalent remaining term.

The expected term of the options represents the estimated period of time until exercise and is based on the simplified method. To value option grants for actual stock-based compensation, the Company used the Black-Scholes option valuation model. When the measurement date is certain, the fair value of each option grant is estimated on the date of grant and is based on the assumptions used for the expected stock price volatility, expected term, risk-free interest rates and future dividend payments.

## Option Activity

The following table summarizes the stock options outstanding and exerciserable at September 30, 2010:

| | | Weighted Average | | |
|---|---|---|---|---|
| | Number of Shares | Exercise Price Per Share | Remaining Contractual Term (years) | Aggregate Intrinsic Value |
| **Outstanding at September 30, 2008** | **2,439,980** | **1.41** | | |
| Granted | 150,000 | 3.92 | | |
| Exercised | (320,980) | 1.40 | | |
| Forfeited | — | — | | |
| **Outstanding at September 30, 2009** | **2,269,000** | **$ 1.58** | | |
| Granted | — | — | | |
| Exercised | (435,000) | 1.43 | | |
| Forfeited | — | — | | |
| **Outstanding at September 30, 2010** | **1,834,000** | **$ 1.61** | **3.37** | **$ 6,492,000** |
| **Exercisable on September 30, 2010** | **1,750,667** | **$ 1.50** | **3.12** | **$ 6,389,000** |

During the year ended September 30, 2010, a number of stock option holders exercised 325,000 stock options, using the cashless exercise option available under the plan which entitled them to 186,220 shares of common stock. Proceeds received during the years ended September 30, 2010 and 2009 were $157,900 and $449,372, respectively, from the exercise of 110,000 and 320,980 stock options, respectively.

The aggregate intrinsic value in the table above is before income taxes, based on the Company's closing stock price of $5.15 on the last day of business for the period ended September 30, 2010. The total intrinsic value of options exercised during the years ended September 30, 2010 and 2009 was approximately $1,792,000 and $1,599,000, respectively.

Total unrecognized compensation cost for stock options as of September 30, 2010, was approximately $151,000. This compensation cost will be recognized over a weighted average period of 1.67 years. The deferred tax asset and realized tax benefit from stock options exercised and other share-based payments for the years ended September 30, 2010 and 2009 was not recognized, based on the Company's election of the "with and without" approach.

## Restricted Stock

The Company issues restricted stock to employees and consultants. Such issuances may have vesting periods that range from one to three years or the issuances may be contingent on continued employment for periods that range from one to three years. In addition, the Company has issued stock awards to certain employees that contain vesting provisions or provide for future issuance contingent on continued employment.

A summary of the nonvested stock activity for fiscal year 2010 and 2009 is summarized in the table below:

| Nonvested awards summary: | Shares | Weighted Average Grant-Date Fair Value |
|---|---|---|
| Outstanding at September 30, 2008 | 2,555 | $ 2.65 |
| Stock Granted | 223,182 | 3.14 |
| Vested | (100,913) | 2.93 |
| Cancelled | (5,235) | 2.45 |
| **Total Outstanding September 30, 2009** | **119,589** | **$ 3.16** |
| Stock Granted | 35,250 | 4.71 |
| Vested | (105,250) | 3.61 |
| Forfeited | (5,000) | 4.71 |
| **Total Outstanding September 30, 2010** | **44,589** | **$ 3.16** |

The Company granted 35,250 shares of restricted stock during the year ended September 30, 2010. The fair value of the awards granted was approximately $166,000. All such shares of restricted stock vest in September 2010, provided the grantee has not voluntarily terminated service or been terminated for cause prior to the vesting date. The Company granted 223,182 shares of restricted stock during the 12 months ended September 30, 2009. The fair value of the awards granted was approximately $702,000. All such shares of restricted stock vest between September 2009 and December 2011, provided the grantee has not voluntarily terminated service or been terminated for cause prior to the vesting date.

The Company recognized share-based compensation expense for restricted stock of approximately $379,000 for the year ended September 30, 2010, $206,000 of which is included in accrued expenses at year end since the related shares have not yet been issued. Share-based compensation expense for the year ended September 30, 2009, was $296,000 ($147,000 of which is included in accrued expenses at September 30, 2009). This expense is included in selling, general and administrative expenses for the respective periods. As of September 30, 2010, there was approximately $141,000 of total unrecognized compensation cost related to nonvested restricted stock compensation arrangements granted under the incentive plans. This unrecognized cost will be recognized over the weighted average period of the next 1.0 year.

## Common Stock Purchase Warrants

The Company did not issue any common stock purchase warrants in either fiscal year 2010 or 2009. In fiscal year 2010, a warrant holder exercised 30,000 warrants using the cashless exercise option available within the warrant agreements which entitled the warrant holder to 23,085 shares of common stock. In fiscal 2010, warrant holders exercised 626,500 warrants which provided proceeds of $725,600. In fiscal year 2009, warrant holders exercised 400,000 warrants and the Company received $289,000 of proceeds from the exercise of these warrants. During fiscal year 2009, warrant holders also exercised 90,000 warrants using the cashless exercise option which entitled the warrant holders to 67,524 shares of common stock. There is no unrecognized compensation cost related to warrants as of September 30, 2010.

At September 30, 2010, 80,000 warrants issued in connection with investor relations were outstanding and exercisable. These warrants have an exercise price of $1.30, remaining life of 5.79 years and aggregate intrinsic value of $308,000. The aggregate intrinsic value is before taxes, based on the Company's closing price of $5.15 on the last day of business for the year ended September 30, 2010.

## *Note 8.*

## Preferred Stock

### Repurchases and Conversion of Class A Convertible Preferred Stock – Series 3

The Company issued 473,377 shares of Class A Convertible Preferred Stock – Series 3 (the "Series 3 Preferred Stock") to 11 investors during February 2004 and received $1,500,602 in proceeds. Each share of Series 3 Preferred Stock is convertible at any time into one share of the Company's common stock. Holders of shares of the Series 3 Preferred Stock are entitled to cumulative dividends in preference to any dividend on the Company's common stock at the rate of 10 percent of the original issuance price ($3.17 per share) per annum, payable quarterly at the Company's option in cash or shares of the Company's common stock. If dividends are paid in shares of common stock, the dividend rate will be equal to 95 percent of the average of the closing sales prices of the common stock on the five trading days preceding the dividend reference date. The dividend reference date means January 1, April 1, July 1 and October 1 of each year. In the event of a liquidation or dissolution of the Company, the Series 3 Preferred Stock would have had priority over the Company's common stock and holders of any other series of preferred stock of the Company. The Company had the right to redeem any share of Series 3 Preferred Stock at any time that is after the second anniversary of the date of issuance of the share, provided that the redemption may not occur until the first day on or after the second anniversary of the date of issuance of such share in which the market value of the Company's common stock is at least 150 percent of the original issue price of $3.17 per share. The liquidation preference on the Series 3 Preferred Stock is $3.17 per share plus accrued and unpaid dividends.

In April 2008, the Company repurchased 150,000 shares of Series 3 Preferred Stock. The shares were repurchased at $3.17 per share for a total of approximately $475,000. In July 2008, the Company repurchased an additional 15,773 shares of Series 3 Preferred Stock for a total of approximately $50,000; the dividend of approximately $500 of this purchase was paid in October 2008. All of the shares were purchased at the same per share price at which they were sold to the shareholder, $3.17 per share. The repurchased preferred shares have been retired.

In February 2009, 31,546 shares of Series 3 Preferred Stock were converted to 31,546 shares of common stock. The shares have been retired.

On July 14, 2009, in accordance with the terms of the Series 3 Preferred Stock, the Company notified all of the holders of outstanding shares of Series 3 Preferred Stock that it was exercising its right to redeem all of the outstanding shares of Series 3 Preferred Stock on August 13, 2009. As of July 14, 2009, a total of 276,058 shares of Series 3 Preferred Stock were outstanding and subject to the redemption notice. The Company has the right to redeem the Series 3 Preferred Stock because as of the close of the market on July 10, 2009, the Company's common stock has a closing price on the NASDAQ Capital Market of at least 150 percent of the $3.17 face amount of the Series 3 Preferred Stock for five consecutive days. Holders of outstanding shares of Series 3 Preferred Stock have the right to elect to convert all or part of their Series 3 Preferred Stock into shares of the Company's common stock by providing written notice of conversion to the Company on or before the redemption date. As of August 13, 2009, all the 276,058 outstanding shares of Series 3 Preferred Stock were converted to 276,058 shares of common stock. The shares have been retired. The final unpaid dividends of $10,548 were paid on August 20, 2009.

## *Note 9.*

## Stock Repurchase Program

On January 17, 2007, the Company announced a Stock Repurchase Program under the terms of which up to a million shares of its common stock could be purchased during the subsequent 12 months. In late March 2008, the repurchase program was expanded up to a total of 2,000,000 shares to be acquired through December 31, 2009. In February 2009, the Company's Board of Directors further expanded the repurchase program to a maximum of 3,000,000 shares to be acquired through December 31, 2010. On March 25, 2010, the Board extended the period of the Stock Repurchase Program through December 31, 2011. From the program's onset through September 30, 2010, the total number of shares repurchased by the Company is 1,909,079. The Stock Repurchase Program authorizes purchases in privately negotiated transactions as well as in the open market. In October 2008, the Company's Board of Directors authorized repurchases in private transactions under the Stock Repurchase Program of shares issued under the Company's equity compensation plans to directors, employees and other service providers at the market price on the effective date of the repurchase request. For the remainder of calendar 2008, the maximum repurchase was a total of 62,500 shares or 6,250 shares per individual. No shares were repurchased under the amendment in calendar year 2008.

Thereafter, total repurchases under this amendment are limited to an aggregate of 250,000 shares per calendar year and to a maximum of 25,000 shares annually per individual. Purchases under this amendment for calendar year 2010 and 2009 were 55,268 and 162,650 shares, respectively.

Issuer Purchases of Equity Securities: Details of Treasury Stock Purchases to Date through September 30, 2010

| Period | Total Number of Shares Purchased | Average Price Paid Per Share | Total Number of Shares Purchased As Part of Publicly Announced Program | Maximum Number of Shares that May Yet Be Purchased Under the Program |
|---|---|---|---|---|
| January 1, 2007 – September 30, 2007 | 173,400 | $ 2.12 | 173,400 | 826,600 |
| October 1, 2007 – September 30, 2008 | 667,600 | 2.65 | 841,000 | 1,159,000 |
| October 1, 2008 – September 30, 2009 | 1,002,805 | 3.82 | 1,843,805 | 1,156,195 |
| October 1, 2009 – September 30, 2010 | 65,274 | 5.35 | 1,909,079 | 1,090,921 |
| **Total** | **1,909,079** | **$ 3.31** | **1,909,079** | **1,090,921** |

## *Note 10.*

## Employee Benefit Plans

### Employee Retirement Plan

The Company has a Simple Individual Retirement Account (IRA) plan for its employees. Employees are eligible to participate in the plan if their compensation reaches certain minimum levels and are allowed to contribute up to a maximum of $14,000 annual compensation to the plan. The Company has elected to match 100 percent of employee contributions to the plan up to a maximum of 3 percent of employee compensation for the years ended September 30, 2010 and 2009. Annual Company contributions were approximately $30,000 and $32,000 for 2010 and 2009, respectively.

## Note 11.

## Industry Segments and Financial Information about Foreign and Domestic Operations

The Company currently operates primarily in one industry segment which includes the development, manufacture and marketing of consumer health care products.

The Company operates in foreign and domestic regions. Information about the Company's operations by geographic area is as follows (in thousands).

| | Product Sales to External Customers | | Long-Lived Assets | |
|---|---|---|---|---|
| *Years Ended September 30* | **2010** | **2009** | **2010** | **2009** |
| South Africa | $ 2,549 [1] | $ 2,436 | $ — | $ — |
| Zimbabwe | 1,667 | 8,909 [1] | — | — |
| United States | 1,594 | 2,491 | 274 | 342 |
| Malawi | 2,543 [1] | * | — | — |
| DR of Congo | 1,519 | * | — | — |
| India | * | * | 110 | 133 |
| United Kingdom | * | * | 224 | 214 |
| Malaysia | * | * | 1,969 | 2,220 |
| Other | 12,316 | 13,547 | — | — |
| Total | $ 22,188 | $ 27,383 | $ 2,577 | $ 2,909 |

* Less than 5 percent of total net sales.
(1) Comprised of a single customer considered to be a major customer (exceeds 10 percent of net sales).

## Note 12.

## Contingent Liabilities

The testing, manufacturing and marketing of consumer products by the Company entail an inherent risk that product liability claims will be asserted against the Company. The Company maintains product liability insurance coverage for claims arising from the use of its products. The coverage amount is currently $5,000,000 for FHC's consumer health care product.

## Note 13.

## FC1 - FC2 Transition — Restructuring Costs

On August 5, 2009, the Company announced to its U.K. employees that the Company would evaluate the future of its U.K. facility following the decision of two of its largest customers to switch their purchases from the first generation product, FC1, manufactured in the U.K. facility, to the second generation product, FC2, which is manufactured in Malaysia. As is required by British labor law, the Company went through an evaluation process, working in tandem with employee representatives, in which various manufacturing alternatives were considered.

In September 2009, the process concluded when management and the labor representatives were unable to identify a viable alternative. In late September, production employees were notified of the redundancy (plan to terminate their employment) and of the one-time termination payments due them. Manufacturing ceased in mid-October 2009.

In fiscal 2009, the Company incurred a one-time charge of $1,496,624 for restructuring costs related to the cessation of FC1 manufacturing at its U.K. facility. This was comprised of $1,116,911 termination costs, $181,340 facility exit costs, $104,247 consulting costs and $94,126 inventory write-downs. These other related costs fall under the scope of other associated costs of an exit activity, as suggested by the Interpretive Response in Staff Accounting Bulletin Topic 5(P)(4), including footnote 17. These costs were recognized in the period in which the related cost was incurred in accordance with ASC Topic 420-10-25-15, Exit or Disposal Cost Obligations.

Normal manufacturing and distribution costs, including materials, labor and overhead, related to the production and selling of product through the cessation date were not a component of the one-time termination payments and were accounted for when incurred rather than included in the restructuring accrual as of September 30, 2009.

On December 10, 1996, the Company entered into what is in essence a sale and leaseback agreement with respect to its 40,000-square-foot manufacturing facility located in London, England. The Company received $3,365,000 (£1,950,000) for leasing the facility to a third party for a nominal annual rental charge and for providing the third party with an option to purchase the facility for one British pound during the period December 2006 to December 2027.

As part of the same transaction, the Company entered into an agreement to lease the facility back from the third party for base rents of $460,399 (£296,725) per year payable quarterly until 2016. The lease was renewable through December 2027. The Company was also required to make an initial security deposit of $483,168 (£268,125) which was refunded in fiscal year 2010. The facility had a net book value of $1,398,819 (£810,845) on the date of the sale and leaseback transaction. At September 30, 2009, the unamortized deferred gain of $657,605 (£413,017) was classified as short-term, due to the lease surrender that occurred early in fiscal year 2010.

In November 2009, following the cessation of FC1 manufacturing in the U.K. facility (Note 5), the Company entered into an agreement with a new owner of the London manufacturing facility to surrender its existing property lease, which would have expired in December 2016, in exchange for a lease surrender fee of $1,490,716 and a new short-term lease. Per the terms of the agreement, the Company was responsible for removing certain leasehold improvements from the property (dilapidations) prior to termination of the lease. Upon execution of the new agreements, the Company deposited the new annual rent of approximately $484,000, as required by the lease terms. From a cash flow perspective, replacing the previous lease at this time eliminated future payments of approximately $4.3 million (for rent and related expenses) over the remaining term of the previous lease, producing a positive net impact of $2.8 million (after deducting the lease surrender payments).

On April 27, 2010, the Company signed two related agreements, with the former and new landlords of the U.K. facility, which terminated the November 2009 U.K. lease and granted the Company rent-free occupation of the premises from April 28, 2010, through June 30, 2010. Per the terms of these agreements, the Company agreed to a lease exit fee of $216,000 and a $248,000 payment in lieu of dilapidations. Those obligations were fulfilled by a cash payment of $234,000 and surrender of remaining rent prepayment of $230,000, which had been held in trust since November 2009.

The Company evaluated, measured and recognized the restructuring costs under the guidance of ASC Topic 420, Exit or Disposal Cost Obligations, and recognized such costs in the period incurred. The costs associated with this restructuring fall under the scope of associated costs of an exit activity, as suggested by the Interpretive Response in Staff Accounting Bulletin Topic 5(P)(4), including footnote 17. The components of the restructuring expenses recognized for the years ended September 30, 2010 and 2009 are as follows:

| | **2010** | **2009** |
|---|---|---|
| Redundancy costs | $ — | $ 1,116,911 |
| Lease surrender payments and related costs | 1,734,496 | — |
| Excess capacity costs | 302,683 | — |
| Proportionate recognition of deferred gain | | |
| on original sale/leaseback of plant | (657,605) | — |
| Dilapidations and related costs | 550,348 | 379,713 |
| **Total** | **$ 1,929,922** | **$ 1,496,624** |

| | | |
|---|---|---|
| **Restructuring accrual balance at September 30, 2009** | | **$ 1,116,911** |
| Restructuring costs incurred during the year ended September 30, 2010 | | 1,929,922 |
| Less: | | |
| Termination payments | $ 1,325,309 | |
| Lease surrender payments | 1,734,496 | |
| Lease exit payments | 644,633 | |
| Reversal of deferred gain | (657,605) | |
| | | (3,046,833) |
| **Restructuring accrual balance at September 30, 2010** | | **$ —** |

While FC1 production has ceased, the Company continues to conduct significant operating activities in the United Kingdom. Such activities include global sales and marketing of the FC2 Female Condom, management and direction of Global Manufacturing Operations (including production planning, inventory management, quality assurance and quality control, finished goods release, compliance with good manufacturing practices), relationships with regulatory agencies worldwide, oversight of the Global Technical Support Team and new product development.

## Note 14.

## Dividends

On January 14, 2010, the Company's Board of Directors declared a quarterly cash dividend of $0.05 per share. The dividend was paid on February 16, 2010, to stockholders of record as of January 29, 2010. The cash dividend was the first in the Company's history. Prior to the dividend declaration, the Company sought and was granted an amendment to its Heartland Bank credit facility to allow the Company to pay cash dividends. The Board of Directors subsequently declared $0.05 per share quarterly cash dividends in March and July, which were paid out in May and August to shareholders of record on the respective dates. The dividends, which totaled approximately $4.1 million, were paid from cash on hand.

On October 7, 2010, the Company's Board of Directors declared a quarterly cash dividend of $0.05 per share. The Company paid, from its cash on hand, approximately $1.4 million pursuant to the dividend on November 10, 2010, to stockholders of record as of November 3, 2010.

Any future quarterly dividends and the record date for such dividends will be approved each quarter by the Company's Board of Directors and announced by the Company. Payment of any future dividends is at the discretion of the Board of Directors and the Company may not have sufficient cash flows to pay dividends.

## Note 15.

## Quarterly Financial Data (Unaudited)

| 2010 | First Quarter | Second Quarter | Third Quarter | Fourth Quarter | Year Ended |
|---|---|---|---|---|---|
| Net revenues | $ 5,488,674 | $ 7,179,147 | $ 1,754,211 | $7,799,923 | $22,221,955 |
| Gross profit | 3,202,861 | 4,180,023 | 939,447 | 4,602,488 | 12,924,819 |
| Operating expenses | 3,826,993 | 2,289,315 | 918,397 | 1,540,954 | 8,575,659 |
| Net income (loss) | (698,351) | 1,844,531 | 75,159 | 5,515,739 | 6,737,078 |
| Net income (loss) attributable to common shareholders | (698,351) | 1,844,531 | 75,159 | 5,515,739 | 6,737,078 |
| Net income (loss) per common share – basic | (0.03) | 0.07 | 0.00 | 0.20 | 0.25 |
| Net income (loss) per common share – diluted | (0.03) | 0.06 | 0.00 | 0.19 | 0.24 |

| 2009 | First Quarter | Second Quarter | Third Quarter | Fourth Quarter | Year Ended |
|---|---|---|---|---|---|
| Net revenues | $ 5,344,838 | $ 7,319,509 | $ 6,966,767 | $ 7,912,227 | $ 27,543,341 |
| Gross profit | 2,441,194 | 3,892,935 | 3,347,647 | 3,836,042 | 13,517,818 |
| Operating expenses | 2,002,259 | 1,642,454 | 1,861,956 | 3,293,135 | 8,799,804 |
| Net income | 1,633,391 | 1,974,566 | 648,256 | 2,279,166 | 6,535,379 |
| Net income attributable to common shareholders | 1,608,816 | 1,951,786 | 626,441 | 2,268,619 | 6,455,662 |
| Net income per common share – basic | 0.06 | 0.08 | 0.02 | 0.09 | 0.25 |
| Net income per common share – diluted | 0.06 | 0.07 | 0.02 | 0.08 | 0.24 |

## *Note 16.*

## Recent Accounting Pronouncements

On October 1, 2009, the Company adopted ASC Topic 810, which establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent's ownership interest and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. This Standard also establishes reporting requirements that provide sufficient disclosures to clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. The adoption of this Standard had no effect on the Company's consolidated financial statements.

In January 2010, the Financial Accounting Standards Board (FASB) updated ASC Topic 505, *Accounting for Distributions to Shareholders with Components of Stock and Cash*, effective for interim and annual periods ending on or after December 15, 2009. The update clarifies that the stock portion of a distribution to shareholders that allows them to elect to receive cash or stock with a potential limitation on the total amount of cash that all shareholders can elect to receive in the aggregate is considered a share issuance that is reflected in earnings per share prospectively and is not a stock dividend for purposes of applying Topics 505 and 260 (Equity and Earnings Per Share). Should the Company make a distribution of stock and cash to its shareholders, this Standard could have an impact on its financial statements.

Accounting Standards Update 2010-13, *Compensation – Stock Compensation (Topic 718) – Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades – a consensus of the FASB Emerging Issues Task Force*, clarifies that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity's equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. This ASU is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010.

## Dividend and Stock Price Information

Shares of the Common Stock have traded on the NASDAQ Capital Market under the symbol "FHCO" since June 9, 2009. From July 9, 2007, to June 8, 2009, the Common Stock traded on the NYSE Amex under the symbol "FHC". The approximate number of record holders of the Common Stock at December 1, 2010, was 337. In January 2010, the Board of Directors adopted a quarterly cash dividend policy and declared the first cash dividend in the Company's history, which was paid in February 2010. The Board declared subsequent quarterly dividends which were paid in May and August 2010. In October 2010, the Board declared another quarterly cash dividend which was paid in November 2010. All dividends have been paid from the Company's cash on hand. Any future quarterly dividends and the record date for any such dividend will be considered each quarter by the Company's Board of Directors and announced by the Company. Payment of future dividends is at the discretion of the Board of Directors and the Company may not have sufficient cash flows to continue to pay dividends. Under the Company's credit facility with Heartland Bank, dividends and share repurchases are permitted as long as after giving effect to the dividend or share repurchase, the Company has at least $1,000,000 of available cash and a ratio of total liabilities to total stockholders' equity of at least 1:1. Information regarding the high and low reported closing prices for the Common Stock and dividends paid on the Common Stock for the quarters indicated is set forth in the table below.

| | Quarters | | | |
|---|---|---|---|---|
| | FIRST | SECOND | THIRD | FOURTH |
| 2010 Fiscal Year | | | | |
| Price per common share – High | $5.59 | $7.38 | $7.04 | $5.57 |
| Price per common share – Low | $4.52 | $4.55 | $5.19 | $4.42 |
| Dividends paid | — | $0.05 | $0.05 | $0.05 |
| 2009 Fiscal Year | | | | |
| Price per common share – High | $ 3.72 | $ 4.35 | $ 4.82 | $ 7.65 |
| Price per common share – Low | $ 1.95 | $ 2.87 | $ 3.51 | $ 4.48 |
| Dividends paid | — | — | — | — |

## Profile

The Female Health Company (FHC) manufactures, markets and sells the FC2 Female Condom. The FC2 Female Condom is currently the only FDA-approved and marketed product controlled by women that prevents both sexually transmitted infections (including HIV/AIDS) and unintended pregnancy.

FHC was created as a worldwide company in February 1996 with the purchase of Chartex Resources Ltd., the holder of exclusive worldwide rights to FC1. In October 2009, the Company completed the transition of its first generation product, FC1, to its second generation product, FC2, and production of FC1 ceased. Although FC1 production has ceased, the Company retains its ownership of certain worldwide rights to FC1, as well as various patents, regulatory approvals and other intellectual property related to FC1.

FC2 patents have been issued by the United States, the European Union, Canada, Australia, South Africa, the People's Republic of China, Greece, Turkey, Spain and Japan. Patent applications for FC2 are pending in various countries around the world through the Patent Cooperation Treaty. The patents cover the key aspects of FC2, including its overall design and manufacturing process.

The Company has registered the trademark "FC2 Female Condom" in the United States. The Company has also secured, or applied for, 12 trademarks in 22 countries to protect the various names and symbols used in marketing the product around the world. These include Reality®, Femidom®, Femy® and others.

## Product

The FC2 Female Condom is designed for use by women to help prevent HIV/AIDS, other sexually transmitted infections and unintended pregnancy. The FC2 Female Condom is made of a nitrile polymer and manufactured in Malaysia and in India. FC2 is a soft thin sheath which lines the vagina and partially covers the labia during intercourse. It has two soft rings at each end which help to hold FC2 in place during use.

Clinical studies in the United States and Japan show that FC1 is 95 percent to 98 percent efficacious in protecting against pregnancy when used correctly and consistently. Studies have shown FC1 to be a highly effective barrier to the viruses and bacteria that cause sexually transmitted diseases, including HIV/AIDS. Studies have shown that FC2 is functionally equivalent to FC1.

FC2 was approved by the FDA as a Class III medical device in March 2009. In 2006, after a stringent scientific review, the World Health Organization (WHO) cleared FC2 for purchase by United Nations (UN) agencies. Since then, more than 80 million FC2 Female Condoms have been distributed in 114 countries as of September 30, 2010. FC2 is commercially marketed directly to consumers in 12 countries including the United States, Brazil, Spain, France and India. FC2 has been available in the United States since August 2009.

# Corporate Information

## Officers

**O.B. Parrish**
Chief Executive Officer

**Donna Felch**
Chief Financial Officer

**Michael Pope**
Vice President, U.K. and
Malaysian Operations

**William R. Gargiulo, Jr.**
Secretary

**Mary Ann Leeper, Ph.D.**
Senior Strategic Advisor

**Janet Lee**
Controller

## Board of Directors

**O.B. Parrish**
Chairman of the Board
Chief Executive Officer
The Female Health Company
Chicago, Illinois

**Mary Ann Leeper, Ph.D.**
Senior Strategic Advisor
The Female Health Company
Chicago, Illinois

**William R. Gargiulo, Jr.**
Vice President (retired) and Secretary
The Female Health Company
Chicago, Illinois

**David R. Bethune**
Former Executive Chairman
Zila, Inc.
Phoenix, Arizona

**Stephen M. Dearholt**
Partner
Insurance Processing Center
Milwaukee, Wisconsin

**Mary Margaret Frank, Ph.D.**
Associate Professor
University of Virginia
Darden Graduate School of Business
Charlottesville, Virginia

**Michael R. Walton**
President/Owner
Sheboygan County Broadcasting Co.
Milwaukee, Wisconsin

**Richard E. Wenninger**
Former Chairman
Wenninger Company Inc.
Milwaukee, Wisconsin

## Additional Information

**Corporate Headquarters**
515 North State Street
Suite 2225
Chicago, Illinois 60654
312.595.9123

**U.K. Global Operations**
3 Mansfield Road
Western Avenue Business Park
London W3 0BZ
England
011-44-208-965-2813

**Manufacturing Locations**
Cheras Jaya, Balakong
Selangor D.E., Malaysia

Hindustan Lifecare Limited
Plot 16-A/1, CSEZ
Kochi, 682037, India

**Web Addresses**
www.femalehealth.com
www.femalecondom.org
www.fc2.us.com

**E-mail Addresses**
info@femalecondom.org
fhcinvestor@femalehealthcompany.com

**Transfer Agent and Registrar**
Computershare Investor Services
Chicago, Illinois

**Independent Auditors**
McGladrey & Pullen, LLP
Chicago, Illinois

**Legal Counsel**
Reinhart Boerner Van Deuren s.c.
Milwaukee, Wisconsin

**Stock Exchange Listing**
The Female Health Company common shares have been traded on the NASDAQ Capital Markets under the trading symbol "FHCO" since June 9, 2009. From July 9, 2007, to June 8, 2009, the Company's common stock traded on the NYSE Amex under the symbol "FHC."

**Inquiries**
Shareholders, prospective investors, stockbrokers, financial analysts and other parties seeking additional information about The Female Health Company (including Securities and Exchange Commission Form 10-K and Form 10-Q Reports should contact Investor Relations at 312.595.9123, ext. 238.

**Send an e-mail request to:**
fhcinvestor@femalehealthcompany.com

**Or write to:**
Investor Relations
Donna Felch
The Female Health Company
515 North State Street
Suite 2225
Chicago, Illinois 60654

**The Female Health Company**
515 North State Street
Suite 2225
Chicago, Illinois 60654
www.femalehealth.com